
10011577

WRIGHT.

Create Motion.™

Wright. For You.

2009 Annual Report | Wright Medical Group, Inc.

"Seven weeks to the day [after surgery], I took off the cast and walked in tennis shoes. There's no pain in my ankle. **It's just a remarkable change in life for me.**"

John, recipient of Wright's INBONE™ Total Ankle



Financial Highlights

dollars are in thousands

	2009[1]	2008[2]	2007[3]	2006[4]	2005[5]
Net sales	**$487,508**	$465,547	$386,850	$338,938	$319,137
Gross profit, as reported	**$338,793**	$331,170	$276,304	$241,704	$227,385
as a percentage of net sales	**69.5%**	71.1%	71.4%	71.3%	71.2%
Gross profit, as adjusted	**$340,148**	$332,527	$280,907	$242,558	$228,894
as a percentage of sales	**69.8%**	71.4%	72.6%	71.6%	71.7%
Operating income, as reported	**$23,951**	$22,413	$1,454	$19,431	$33,481
as a percentage of net sales	**4.9%**	4.8%	0.4%	5.7%	10.5%
Operating income, as adjusted	**$54,180**	$55,216	$40,546	$33,271	$39,521
as a percentage of net sales	**11.1%**	11.9%	10.5%	9.8%	12.4%
Net income, as reported	**$12,131**	$3,197	$961	$14,411	$21,065
as a percentage of sales	**2.5%**	0.7%	0.2%	4.3%	6.6%
Net income, as adjusted	**$33,200**	$36,329	$28,922	$22,742	$25,179
as a percentage of sales	**6.8%**	7.8%	7.5%	6.7%	7.9%
Diluted earnings per share					
as reported	**$0.32**	$0.09	$0.03	$0.41	$0.60
as adjusted	**$0.85**	$0.92	$0.79	$0.64	$0.72
Total assets	**$714,284**	$692,130	$669,985	$409,402	$371,810
Total long-term obligations	**$200,326**	$200,136	$200,455	$723	$1,728



Net sales
Operating income, as adjusted
Net income, as adjusted
Total assets

(1) 2009 adjusted results presented above exclude $13.2 million ($9.3 million after tax effect) of non-cash, stock-based compensation expense. The 2009 adjusted results presented above also exclude $7.8 million ($5.1 million after tax effect) of charges related to the ongoing U.S. governmental inquiries, $3.5 million ($275,000 after tax effect) of restructuring charges associated with the closure of our Toulon, France operations and Creteil, France operations, $2.6 million write off of the cumulative translation adjustment balances from certain subsidiaries following the substantially complete liquidation of these entities, $5.6 million ($3.8 million after tax effect) provision recorded in 2009 for potential losses related to the trade receivable balance of our stocking distributor in Turkey, and $70,000 ($43,000 after tax effect) of acquisition-related inventory step-up amortization.

(2) 2008 adjusted results presented above exclude $13.5 million ($9.8 million after tax effect) of non-cash, stock-based compensation expense, $11.2 million tax provision associated with the write-off of net operating losses in France, $7.6 million ($4.7 million after tax effect) of charges related to the ongoing U.S. governmental inquiries, $6.7 million ($3.3 million after tax effect) of restructuring charges associated with the closure of our Toulon, France operations, $2.6 million ($1.6 million after tax effect) for charges relating to an unfavorable appellate court decision (including interest), $2.5 million of acquired in-process research and development costs, and $113,000 ($69,000 after tax effect) of acquisition-related inventory step-up amortization.

(3) 2007 adjusted results presented above exclude $18.9 million ($12.5 million after tax effect) of restructuring charges associated with the closure of our Toulon, France operations, $16.5 million ($12.9 million after tax effect) of non-cash, stock-based compensation expense, $3.9 million ($2.4 million after tax effect) of charges related to an unfavorable arbitration ruling (including interest), and $418,000 ($253,000 after tax effect) of acquisition-related inventory step-up amortization.

(4) 2006 adjusted results presented above exclude $13.8 million ($10.9 million after tax effect) of non-cash, stock-based compensation expense, a $1.5 million ($1.4 million after tax effect) gain on the sale of an investment, and a $1.1 million income tax benefit.

(5) 2005 adjusted results presented above exclude $1.7 million ($1.2 million after tax effect) of severance costs associated with management changes in our U.S. and European operations, $1.5 million ($1.0 million after tax effect) of costs incurred to write down inventory to its net realizable value and $139,000 ($96,000 after tax effect) of costs incurred to write down to net realizable value surgical instrumentation related to this inventory due to the termination of an agreement to distribute certain third party spinal products in Europe, $694,000 ($476,000 after tax effect) to write down a long-lived asset to its fair value following its reclassification to assets held-for-sale, and $467,000 ($287,000 after tax effect) of non-cash, stock-based compensation.



"It was extremely satisfying.
I wanted to rub it in to everyone that I had
surgery on both hips and was still able to dominate!"

Jeffrey, recipient of Wright's CONSERVE® PLUS Total Hip Resurfacing implant

"... we have put ourselves in a better position to face the challenges of tomorrow and to deliver on our commitment to always do what's right for our patients, surgeons, healthcare customers, shareholders and employees."

Gary D. Henley, President and Chief Executive Officer

Letter To Our Stockholders

2009 ... A Year of Challenge and Endurance

By most accounts 2009 was a year of unprecedented challenge for businesses around the world. As the year started, the global economy and financial industries began experiencing the greatest period of turmoil in recent history. Credit markets were in disarray, unemployment rates were beginning to increase sharply, the dollar weakened dramatically and healthcare reform became the topic of the day. Those turbulent times were difficult for our industry in general and especially for Wright Medical as a small market-share player. In response, we looked internally and focused on the basics of our company. We identified and implemented changes resulting in cost improvements, efficiency in our manufacturing, operations and procedures, better speed to market with our products, and significant expansion and enhanced performance of our global distribution network.

As we reflect on 2009, I am happy to say that we not only survived that period of challenge, but we actually entered 2010 with a more solid business than ever. As you will see in this letter to our stockholders and throughout this annual report, we worked hard to strengthen our foundation and ensure our ability to remain a vibrant and competitive growth company in the global orthopaedic marketplace.

Continuing Our Sound Financial Performance

From a financial perspective, 2009 was a year of solid performance. Our global revenues of $487.5M grew 5% over 2008 despite the credit crisis and economic downturn. Our U.S. sales grew 6% over prior year and was led by our extremities line of products, which grew 25% over prior year. Our international business grew at 2% year over year, led by continued good performance by our Japanese subsidiary. Throughout 2009, we focused on working capital management and that effort produced a record $34.6M free cash flow for the year ($71.8M cash from operations less $37.2M of capital expenditures), which is more than a $100M improvement year over year. This cash generation resulted in a year-ending cash and marketable securities balance of $171M.

Building Growth and Leadership in Extremities and Biologics

During 2009 we continued to execute our strategy to be the leader in the high growth, high margin Extremities and Biologics markets. Exiting 2009, we achieved 11 consecutive quarters of growth in U.S. extremities of 20% or better on an ever-increasing base. This outstanding performance is a result of our commitment to the strategy we implemented in early 2007, which is founded on building the following three components:

1. The most comprehensive product portfolio in the industry;
2. The industry's largest, most-focused and highly-skilled distribution network; and
3. A very effective and relevant Medical Education Department.

As well as our overall Extremities and Biologics business performed in 2009, it was our Foot & Ankle market segment that played the leading role. Committed to our strategy, we continued to expand our market-leading Foot & Ankle product portfolio with the addition of key products, including the CHARLOTTE™ LisFranc Reconstruction System, G-FORCE® Foot and Ankle Tenodesis System, BIOFOAM® Evans Foot and Ankle Wedge System, DART-FIRE™ Compression Screws, ORTHOLOC™ Calcaneal Fracture System, ORTHOLOC™ 2.0/2.4 Forefoot Plate System, and the VALOR™ Hindfoot Fusion Nail System.

These additions to our already robust portfolio give us, by a wide margin, the most comprehensive product offering of any company in the Foot & Ankle market segment.

On the distribution front, we continued to expand our U.S. Foot & Ankle sales force, ending 2009 with over 100 focused and highly trained sales representatives. To achieve the geographic sales coverage and market penetration we envision, we intend to continue our Foot & Ankle sales force expansion throughout the next two years, at least. I should also add that this sales force specialization has had a positive effect on the other market segments of our business, as well. In general, we have found that a focused sales force is a much more productive sales force.

With regard to medical education, we have a highly effective program driven by a world-class department of professionals. In 2009, we increased the number of Foot & Ankle education opportunities. As a result, we trained over 800 surgeons on our products. And, we intend to further expand both the number of events and the number of surgeons trained in 2010 and beyond.

As we continue to bring focus to the upper extremities market segment, we launched a number of new products in this portfolio. The additions included a second generation MICRONAIL® II Distal Radius Implant, the RAYHACK® Ulnar Shortening Osteotomy System, the RAYHACK® Kienbock's Radial Shortening Osteotomy System, and the RAYHACK® Radial Malunion Distraction Osteotomy System. The upper extremities segment continues to be an area of interest to the company and we have plans to expand our product offering throughout 2010 and beyond.

On the biologics front, we introduced a number of new offerings. Innovations included the PRO-DENSE® Core Decompression Kit, the ALLOPURE™ Wedge, PRO-STIM™ Bone Graft Substitute, and our new xenograft soft tissue material, BIOTAPE® XM Reinforcement Matrix. Our biologic products continue to grow as stand-alone solutions and as supporting products in complex implant procedures.

Expanding Solutions within Our Large Joint Line

First on the list of accomplishments in 2009 is the long-awaited FDA "PMA" (or Pre-Market Approval) of our original design of the CONSERVE® PLUS Hip Resurfacing System. We are excited about the approval and launch of this fantastic product. Since the inception of our original resurfacing innovation, there have been significant improvements. We plan to submit PMA supplements to the FDA in the coming months in an effort to have those product advances cleared for marketing.

We are also very pleased to have launched the much-anticipated DYNASTY® BIOFOAM™ Cancellous Titanium Acetabular Cup System, which features our proprietary bone-like titanium foam with a roughened texture that provides incredibly effective cementless fixation. The BIOFOAM™ material is a unique and valuable asset in our product portfolio and one that we intend to utilize with other implants in the future.

We continued to add to our industry-leading PROFEMUR® hip product line with the introduction of the PROFEMUR® L and PROFEMUR® Z Revision stems and the PROFEMUR® FC Primary stem. Additionally, we expanded our CONSERVE® family of products by launching the CONSERVE® Press-Fit cup, which offers a cementless option of the CONSERVE® PLUS femoral component.

On the knee side of the large joint implant market, we introduced the PROPHECY® Pre-operative Navigational Guides for total knee replacement. This internally-developed, proprietary technology provides surgeons with a low-cost, customized, minimally-invasive alternative to traditional sizing instrumentation and expensive computer-aided navigation systems. The PROPHECY® protocol has already resulted in a significant impact in our knee business and we expect even greater results as we increase our internal capacity to meet demand. Although the PROPHECY® technology is currently used only for total knee replacement, it is envisioned to be applicable for various other implant procedures, such as ankle, shoulder or hip replacement surgery — all of which we intend to explore in the future.

There are a number of additional large joint research, development and design projects underway in our R&D Department that will come to fruition over the coming months and years. Knowing the pioneering concepts that drive those initiatives, I am very confident that we will continue to exhibit the product and technology innovation that have helped make Wright great.

Making the Right Choices for Infrastructure Growth

From an infrastructure perspective, we continued throughout 2009 to invest in and improve our internal capabilities. Specific projects included expanding our Arlington, Tennessee facilities, purchasing a new building that will become a world-class distribution center, investing in Information Technology upgrades, Lean Six Sigma initiatives, completing a remodel and automation of our foundry to increase capacity and lower costs, and focused efforts in Europe to make our customer service, logistics and distribution more efficient. Through these activities and many others, we have been focused on improving our internal systems and capabilities to allow us to better serve our customers and to be more competitive.

Throughout the year, we also continued our cooperation with the U.S. Department of Justic, the Office of Inspector General of the U.S. Department of Health & Human Services, and the U.S. Securities and Exchange Commission in relation to their ongoing investigations within our industry. Internally, the addition of considerable I.T. and Human Resources has allowed us to make great strides toward our objective of developing and implementing a robust and effective global compliance department.

Optimizing Our Management Team's Talent

At the end of 2009 and beginning of 2010, we made a number of organizational changes that will allow our management team to address the needs and demands of our dynamic growth company. These changes were implemented as part of our overall growth and succession plan and involved many seasoned veterans within the company being challenged with even larger roles. I have watched this team come together, grow and perform over the past years and I am confident that they can continue to execute our strategy and deliver on our plans to keep Wright an innovative, competitive and exciting growth company.

Doing What's Right For the Community

Despite the challenging economic climate, I am proud to say that we maintained a generous level of support within our community in 2009. We strengthened our long-standing relationship with the Arthritis Foundation by providing over $19,000 to our local chapter throughout the year. We also continued our support of an amazing outreach organization called Operation Walk, which provides life-changing joint replacement surgery for people in developing countries. Our involvement included the provision of over $70,000 in orthopaedic implants and instrumentation for a medical mission trip to Quito, Ecuador.

Throughout 2009, our employees joined in the community support by donating over $10,000 to charitable organizations through fundraisers hosted by Wright. They also frequently shared their time as volunteers and participants in various awareness events throughout the year. In total, over 30 organizations benefited from our monetary support in 2009.

As the non-profit sector was among the hardest hit during last year's sluggish economy, we were pleased to help many organizations continue to work toward their respective meaningful missions.

Continuing on the Right Path

2009 was indeed a year of unprecedented challenge. But we responded to those challenges in the manner that you have come to expect: we improved. Through strengthening our infrastructure, continuing product introduction and technology innovation, improving our overall financial position, increasing our leadership position in the Foot & Ankle market, and reorganizing the management team, we have put ourselves in a better position to face the challenges of tomorrow and to deliver on our commitment to always do what's right for our patients, surgeons, healthcare customers, shareholders and employees.

On behalf of all our dedicated employees located around the world, I would like to say "thank you" for your trust and support during a challenging time — and for the opportunity to make a difference as part of this wonderful company.

Sincerely,



Gary D. Henley
President and Chief Executive Officer

"The surgery was really nothing at all."

Sheila is an energetic aerobics and fitness instructor who competes in numerous fitness shows each year. In addition to her aerobics hobby, which keeps her very busy, Sheila is an anesthesiologist who works with Dr. Mark Warburton, the co-inventor of the MICRONAIL® Distal Radius Fixation System.

Over the summer, while attending a three-day fitness conference, Sheila was preparing to go onstage to perform a choreographed routine when she lost her balance on the stairs and put her left hand out to catch herself. She missed the railing and landed on her wrist.

At first Sheila did not think anything of the fall and she continued her activities at the show. Her wrist was a little sore, but it did not limit or interfere with her demonstrations. On the following Monday, Sheila went to work at the hospital as usual. During the day, as the pain increased and her wrist swelled, Sheila decided she should have an X-ray, which confirmed that she had, in fact, fractured her wrist. After consulting with Dr. Warburton, he suggested that she be treated with the MICRONAIL® implant.

Sheila had wrist surgery on a Friday and, by Monday morning, was already back to work at the hospital. According to Sheila, "The surgery was really nothing at all." And she was thrilled to learn after the surgery that she did not have to struggle with a cast, and could resume normal activities as she felt able. "The recovery process was very easy and fast. I would say I was completely healed six weeks after surgery."



MICRONAIL® Distal Radius Fixation Implant
is an innovative surgical wrist repair device which enables patients to utilize their wrist in as little as one to two weeks, compared to the traditional immobilization time of eight to twelve weeks in a cast.



"Working for Wright is one of the most fulfilling jobs around because of the technology, the product itself, and the intrinsic value of helping to improve someone's quality of life."
Phil, Sr. Director – Manufacturing

Wright. For You.

Phil is definitely a veteran of the medical device manufacturing industry. Twenty-five years ago, he joined the Wright family as a second shift Machinist. Now he manages numerous areas within the company's ever-expanding manufacturing facilities, including our upper extremity production groups. "We have an outstanding team of manufacturing professionals. Many of them have been with this company for 20 years or more," says Phil.

He's proud of Wright's seasoned production staff and knows what a tremendous asset they are for our business and our customers. Wright's highly-skilled manufacturing professionals stay energized through their continual exposure to new technologies and challenges; but they stay passionate because they know their jobs have a real impact on people's lives. As Phil explains, "Working for Wright is one of the most fulfilling jobs around because of the technology, the product itself, and the intrinsic value of helping to improve someone's quality of life."

"The recovery process was easy and fast. I would say I was completely healed six weeks after surgery."

Sheila, recipient of Wright's MICRONAIL® Distal Radius Fixation implant



"I couldn't be happier with the results."
"I had a great surgeon who did the right thing."

Ike, recipient of Wright's GRAFTJACKET® Regenerative Tissue Matrix for rotator cuff repair







GRAFTJACKET® Regenerative Tissue Matrix

is processed from donated human skin and is intended to reinforce the rotator cuff tendon. The processing steps sufficiently preserve the human dermal tissue, including its protein, collagen structure, blood vessel channels and biochemical composition, which allows the body to repair itself.

"I feared my recovery would be unbearable, but I felt no discomfort."

Working on a golf course is seldom considered a hazardous occupation, but Ike, a 62-year-old golf ball diver, nearly lost his life while diving on a golf course in Florida. He was viciously attacked by an 11-foot, 400 pound alligator while diving at a Tampa golf course.

One fateful evening, Ike jumped into the pond not realizing an alligator was hiding down below the surface of the murky water. Part way through his dive, Ike felt a mind-numbing pain strike his left shoulder as a set of alligator teeth clamped down on his shoulder piercing through his wetsuit all the way down through the joint.

Ike jabbed his thumb deep into the alligator's eye, twisting it as he attempted to set himself free. After a few more struggles, Ike was able to break away and call for help.

Once in the emergency room, physicians discovered that the alligator had shredded Ike's entire rotator cuff to pieces, completely dislocating his shoulder. The on-call doctor that night knew that he was not well-equipped to repair the damage then but, was able to stitch together Ike's shoulder enough to allow it to rest in a brace. He urged Ike to see an orthopaedic surgeon immediately.

Ike was recommended to Dr. Louis Starace through an old friend. Upon examining him, Dr. Starace knew that there was only one application strong enough to augment Ike's shoulder. He chose to use GRAFTJACKET® Regenerative Tissue Matrix to augment the repair of Ike's shoulder because of the high suture retention strength, which was crucial for allowing Ike to regain any function in his shoulder.

Ike feared his recovery would be unbearable as his family and friends warned him about the discomfort associated with rotator cuff surgery. However, Ike felt no pain or discomfort during his entire recovery. In fact, he took only aspirin to relieve any tightening or swelling he felt.

A mere seven months after the alligator attack, Ike's shoulder completely healed, returning his arm to full functionality. "I couldn't be happier with the results," Ike says. "I had a great surgeon who did the right thing."

"Finding this treatment was a huge relief."

When Barbara underwent a routine surgery to remove a bone spur, her doctor explained that she would probably need about four to six weeks of recovery time.

During Barbara's follow-up exam, her doctor noticed that her incision was not healing as quickly as it should. He instructed her to keep the wound clean, gave her medicated gauze to pack the wound and ordered her to keep weight off her foot in order to get the wound to close. Eight weeks after her surgery, the wound still did not close. "It was scary, everything started snowballing," Barbara said.

Barbara returned to her podiatrist who discovered that the cause of her healing difficulties was neuropathy. Neuropathy causes limited blood flow in the legs and is a common side effect of diabetes. After controlling her diabetes successfully for more than 22 years, Barbara was surprised to discover the disease was causing her such trouble.

Dr. Popovici recommended Barbara try a new medical technology from Wright called GRAFTJACKET® Regenerative Tissue Matrix, a biological grafting material made from uniquely processed human skin which allows the body to rebuild areas of missing tissue.

GRAFTJACKET® Matrix was designed to assist in wound closure and is often used to treat chronic ulcers in the feet of diabetic patients. Barbara agreed to try this new treatment and, six weeks later, Barbara's wound had completely closed and she was able to return to work.



GRAFTJACKET® Regenerative Tissue Matrix

is a biological grafting material made from uniquely processed human skin which allows the body to rebuild areas of missing tissue. Once applied, the body's natural repair process converts the GRAFTJACKET® Matrix into new tissue.



Wright. For You.

"You always have to think, 'What if my loved one was on the operating table ...' "

Cora, Technician III – Biologics

Cora has worked with Wright for over 20 years and says it has never been boring. That's because she has often worked in areas of high growth, like biologics. She has been part of Wright's biologics production team since it began and that has given her constant exposure to new challenges. When the company first entered the biologics market, the products were made from synthetic materials, like calcium sulfate. Cora says that when the product line was expanded to include human tissue-based formulations, she was intrigued. "Being in contact with the tissue-based products is really neat," she says. "I actually think I would like to be an organ donor now that I see what a difference it can make."

Cora also notes that everyone on the team is acutely aware of the responsibility for quality that comes with processing product in the biologics area. As she explains, "You always have to think, 'What if my loved one was on the operating table and there was a problem with the product the surgeon needed to use?' We just can't let that happen – to anyone."


"It was scary,
everything started snowballing."

Barbara, recipient of Wright's GRAFTJACKET® Regenerative Tissue Matrix for diabetic foot ulcer treatment

"Each day is filled with so much promise."

Craig was diagnosed with juvenile rheumatoid arthritis at an early age.

Juvenile rheumatoid arthritis is an autoimmune disease that damages and eventually destroys the joints of the body. It has no known cause. Joints, such as the knee, suffer from inflammation that causes pain, stiffness and swelling.

Treatment started at a young age for Craig and, over the years, he wore splints and braces and participated in tough physical and water therapy sessions. However, the disease progressed and, eventually, Craig was confined to a wheelchair.

At age 18, Craig graduated from high school, which was a very proud day for him and his family. However, graduating also meant the loss of his social network and support system. As a result, Craig became depressed.

During the summer of 2008, Craig and his mother met with orthopaedic surgeon Dr. Timothy Krahn who suggested a Wright ADVANCE® Medial-Pivot implant for his knee replacement. The results of his first knee surgery were so incredible that within six months Craig had his other knee replaced.

Since having double knee replacements, Craig's life has taken a 180 degree turn. Instead of listening to his brother and friends talk about their weekend plans, Craig is participating in an active social life. He is attending concerts, football games and church; and he has assumed responsibility for walking the family dog. As he regained his independence, his family noticed his depression lift and the Craig they remembered gradually reemerged.



PROPHECY® Pre-Op Navigation Guides
enable surgeons to utilize basic CT and MRI technology to plan precise implant placement & alignment before they even enter the operating room.



Wright. For You.

"A surgeon wants to do the best thing he can for the patient. [This] technology allows a surgeon to envision the results of a surgery and deliver the best results."
Alex, Director of Knee Marketing

Alex is an important part of the communication process between Wright and its surgeons. As a member of Wright's Knee Marketing team for over 10 years, he has developed a keen sense for what surgeons need to make knee replacement surgery more efficient and more effective for their patients. That is why he is so enthusiastic about Wright's new PROPHECY® Pre-operative Navigation technology for knee procedures.

"When our engineers presented the idea for PROPHECY® technology, we realized that it had incredible potential for surgeons, for their patients, for the hospitals and for Wright," Alex recalls. The technology allows surgeons to precisely plan sizing and alignment of an implant in advance of the surgery. "A surgeon wants to do the best thing he can for the patient," Alex explains. "He wants to find the perfect size and put the knee in the best alignment to maximize use of the implant." Wright's PROPHECY® Pre-operative Navigation can help surgeons achieve that outcome. As Alex explains, "The technology allows a surgeon to envision the results of a surgery and deliver the best results."





"I am so happy with my knee replacements. **I have gained independence that so many people take for granted.**"

Craig, recipient of Wright's ADVANCE® Medial-Pivot Knees through Wright's PROPHECY® Pre-Op Navigation Guides

"I had two options. I could continue to watch people play golf or **I could get back on the golf course myself.**"

Rhonda, recipient of Wright's ADVANCE® Medial-Pivot Knee



"I can't believe how much my arthritic knee impacted my game."

Rhonda always loved sports. As she grew older and high impact sports became more challenging, Rhonda started playing more golf; playing an average of 3 days per week.

In 2006, Rhonda began feeling a pain in her knee. At first, it didn't impact her golf game, but slowly she began feeling more pain – and playing less and less golf.

She scheduled a consultation with orthopaedic surgeon, Dr. Scott Corpe. Upon a thorough examination of Rhonda's knee, Dr. Corpe suggested Rhonda undergo a knee replacement.

After learning that knee replacement technology had advanced so significantly, Rhonda decided not to waste any more time in pain. "I had two options, I could continue to watch people play golf or I could undergo knee replacement surgery and get back on the golf course myself."

Rhonda underwent surgery and, according to her, the results have been fantastic. She awoke after surgery without the throbbing, arthritic pain she had grown accustomed to. She began her physical therapy just one day after surgery and was walking with a cane within two weeks. With each passing day, she felt stronger and healthier than she had in several years.

Six weeks after surgery, Rhonda returned to the golf course to practice chipping and putting. She even hired a golf coach to help improve her game and, within ten weeks of her operation, she was playing in the Georgia State Amateur Golf Tournament.

ADVANCE® Medial-Pivot Knee
was designed to replicate the knee's natural anatomy and to help provide more patient confidence and stability[1] than other knee implants.

[1]Pritchett, JW, Patient preferences in knee prostheses, JBJS Vol. 86-B, No. 7, Sept 2004.





Wright. For You.

Brooks knows first-hand the importance of quality and attention to detail when it comes to manufacturing medical devices. After an injury several years ago, he had a plate implanted in his neck. "When you have an implant yourself, you feel a bit of a connection with people who have to go through any type of surgery involving an implant," Brooks explains.

A valued member of Wright's Manufacturing team, Brooks machines tibial inserts for knee implants, which are made from a highly-durable, medical-grade plastic called polyethylene. He notes that sometimes when he is machining or inspecting a part, he thinks about the person who will eventually have it implanted. "Working with medical devices is pretty demanding," Brooks says, "but it's very satisfying work because you know that you are helping to make someone's life better."

"When you have an implant yourself, you feel a bit of a connection with people who have to go through any type of surgery involving an implant."

Brooks, Machinist III – Knee Inserts



"Since having my ankle replaced, each day
I wake up with renewed energy and
I am enjoying my retirement more than ever!"

Dr. Richard Pressley, recipient of Wright's INBONE™ Total Ankle

INBONE™ Total Ankle implant

provides a viable surgical solution for ankle arthritis patients requiring pain reduction and restored mobility. The INBONE™ ankle team, using proven design elements in hip and knee implants, designed a total ankle replacement intended to stand the test of time.





Wright. For You.

Kevin loves a good challenge. That's why he is a Project Engineer with Wright's Extremities Product Development team. Since joining Wright in 2003, his involvement with numerous development projects within our Foot and Ankle line has certainly given him exposure to challenges. The smaller, more delicate structures of the foot and ankle make product design for this anatomical area very complex. Products designed for these applications not only have to meet the smaller size requirements, but they must be durable enough to withstand the tremendous forces placed on bones within the foot and ankle.

For Kevin, collaboration with surgeons in the foot and ankle specialty is key in successfully addressing these needs. As Kevin explains, "Surgeon input is critical because it ensures that we design great products that are easy to use, save time in the O.R. and consistently provide good clinical outcomes that lead to better lives for patients."

"Surgeon input is critical because it ensures that we design great products that are easy to use, save time in the O.R. and consistently provide good clinical outcomes . . ."

Kevin, Project Engineer – Extremities Product Development

"Now my range of motion is better than before."

At 45 years old, Scott has participated in bicycle races, backcountry skiing, and cross-country skiing for more than 20 years. However, because of a genetic predisposition to arthritis, Scott developed osteoarthritis in his left hip in his early 30s. By the time he was 36, his left hip joint was bone-on-bone. He tried to remain as active as possible and, although he had trouble driving and walking, he still rode his bicycle.

Through an online community group, Scott learned about hip resurfacing as a possible treatment option and Wright's CONSERVE® PLUS Total Hip Resurfacing clinical trial. During hip resurfacing, very little bone is removed to insert the artificial metal femoral head over the top of the femur, allowing patients to retain as much healthy bone as possible. This option seemed preferable to Scott, as opposed to a total hip replacement, because of his active lifestyle.

Scott remembers feeling an instant and dramatic reduction in pain after the surgery. In less than six weeks, he no longer had to use crutches or a cane to get around. And, in eight weeks, he was back on his bike.

"After a year and a half, it was just about fine-tuning," he said. "Now, my range of motion is better than ever before."

Scott is grateful for the procedure and says, "It was the only option to get my life back."



CONSERVE® PLUS Total Hip Resurfacing implant

In contrast to other companies who have received FDA clearance based on a single doctor's European data or who have changed product design within the same study, Wright has completed their 9-year study with the same product design in multiple centers in the USA involving many different surgeons.

Wright. For You.

To be a great machinist, you must have an aptitude for complex machinery, math, fine details and problem solving. These are strengths that Lorenzo has exhibited since childhood; and they are the strengths that led him to join the Wright family just over 10 years ago. For six years now, he has shared his skills in the Superfinish area of our hip manufacturing team. "The Superfinish process is pretty demanding. It calls for extremely tight machining tolerances and a very controlled manufacturing environment," explains Lorenzo.

When he first joined Wright, this area of manufacturing was very small, with only two machines. Now, our product innovations using this technology are far too many to be sustained by such a small shop; the area now has 9 times the floor space and 8 times the number of machines. "New products are so important to a successful business. This company definitely knows that," says Lorenzo. But at Wright, it's not just about providing "new" products; it's about commitment to making products that are better. Lorenzo is part of that commitment to our customers, and he considers it a privilege. "This is a great company and I can't imagine working anywhere else," he says.

"New products are so important to a successful business."

Lorenzo, Machinist III – Hip Superfinish


"I am grateful for this procedure as I believe it was **the only option to get my life back.**"
Scott, recipient of Wright's CONSERVE® PLUS Total Hip Resurfacing implant



"I am so utterly happy with this procedure, [Wright's PATH® Tissue-Preserving technique] **it is like a miracle.**"

Ray, recipient of Wright's CONSERVE® BFH® Hip through Wright's PATH® Tissue-Preserving surgical technique

"You're crazy if you DON'T do it!"

Ray, 72, has spent a significant amount of time playing tennis, his lifetime hobby and passion. He played singles and doubles as often as four times a week. However, for the past two years, he has depended on pain killers to relieve the acute pain in his left hip caused by osteoarthritis. He finally decided to seek medical attention.

Not knowing exactly where to start, Ray searched for "hip replacement surgery" on the Internet and was drawn to the success stories of patients of Wright's CONSERVE® Total Hip with BFH® Technology using the PATH® Tissue-Preserving surgical technique.

Ray underwent the same procedure and has, so far, experienced a remarkable recovery. He was able to get out of bed the very next day and reported very little pain and stiffness as he walked around the house without a cane. Although his doctor recommended that he stay off the court for at least six weeks, Ray is keeping up with the sport by hitting tennis balls against a backboard. He is optimistic about his speedy recovery and holds high expectations.

Besides playing tennis again, Ray is looking forward to dancing, walking his dog and playing with his grandchild. "I am so utterly happy with the procedure, it is like a miracle. Dr. Penenberg is my hero now." He already recommended this new hip replacement technique to two of his friends, saying, "You're crazy if you DON'T do it!"



CONSERVE® BFH® Hip
implanted through Wright's PATH® Tissue-Preserving Technique

The PATH® technique offers patients the ability to walk, in many cases, completely unassisted within just days of surgery, as opposed to weeks or months





Wright. For You.

In 1995, Sacksith joined the Wright Manufacturing team as a Metal Finisher. Over the course of his 15 years with the company, he has had a first-hand look at the evolution of some of Wright's most innovative products. He eventually transitioned to the Quality team within production and it is here where Sacksith feels most connected to the Wright vision. "Working in Quality gives me the opportunity to be part of a great team, and to be part of 'the solution.'"

Sacksith is keenly aware of the exact tolerances that are required to build quality into Wright's products. "In our business, 'good enough' is simply not enough," Sacksith explains. Through his years of experience in production and inspection, he has developed not only a thorough knowledge of what it takes to build quality into our products, but a passion for meeting exceptionally high standards for Wright every day. "This company provides a culture of commitment to service excellence in which I truly believe in as a supervisor," he says. "We, as an organization, are committed to getting the job done and doing it right."

"In our business, 'good enough' is simply not enough . . .

This company provides a culture of commitment to service excellence in which I truly believe in as a supervisor."

Sacksith, Quality Control Supervisor



REPIPHYSIS® Expandable Limb Salvage implant

is the first bone replacement that does not require additional surgeries to lengthen the implant as the child's healthy limb grows. Instead, when the healthy limb grows, a noninvasive, expansion procedure is performed to lengthen the prosthesis.



Wright. For You.

"It is heartwarming and awe-inspiring to realize that we have the ability and responsibility to make a difference in the lives of those patients."

Sue, Sr. Custom Orthopaedics Specialist

Sue has been a member of the Wright family for 18 years. For over 16 of those years, she has called our Custom Orthopaedics Department "home." She is an integral part of the Customs process, coordinating and tracking every aspect of each order – from receipt of patient x-rays to shipment of the final implant. "Just about the only thing I don't do is designing and engineering," Sue laughs.

In 2009, Wright designed and manufactured 150 custom implants, and Sue was intimately involved in each order, from start to finish. Although managing the finer details of Wright's Custom implant orders can be stressful, Sue's dedication never waivers. "Every patient is a special person with individual needs. Many of them are children facing cancer," she says. "It is heartwarming and awe-inspiring to realize that we have the ability and responsibility to make a difference in the lives of those patients. Sometimes, I feel as if I know them personally, so I am cheering for them all the way!"





"It is great to see him hanging out with friends and **just being a regular kid.**"

Brian, Christian's father

Christian is a recipient of Wright's REPIPHYSIS® Expandable Implant for treatment of bone cancer

Senior Management

Gary D. Henley
President & CEO

Lance A. Berry
SVP & Chief Financial Officer

Frank S. Bono
SVP & Chief Technology Officer

William L. Griffin
SVP, Global Operations

Edward A. Steiger
SVP, Human Resources

Eric A. Stookey
SVP & Chief Commercial Officer

Timothy E. Davis
SVP, Corporate Development

Rhonda L. Fellows
SVP, Government Affairs, National Accounts & Reimbursements

Cary P. Hagan
SVP, Commercial Operations – EMEA

Karen L. Harris
SVP, Sales & Marketing – Japan, Latin America & Pacific Rim

John T. Treace
SVP, Global Marketing & US Sales

William J. Flannery
VP, Logistics & Materials

Kyle M. Joines
VP, Manufacturing

Joyce B. Jones
VP & Treasurer

Lisa L. Michels
VP & Chief Compliance Officer

Alicia M. Napoli
VP, Clinical & Regulatory

Jennifer S. Walker
VP & Corporate Controller

Directors

Gary D. Blackford [1]
President & CEO
Universal Hospital Services, Inc.
Director since 2008

Carmen L. Diersen [3]
Chief Operating & Financial Officer
Spine Wave, Inc.
Director since 2009

Martin J. Emerson [1, 2]
President and CEO
Galil Medical, Inc.
Director since 2006

Gary D. Henley
President & CEO
Wright Medical Group, Inc.
Director since 2006

Lawrence W. Hamilton [2*]
Formerly – SVP, HR
Tech Data Corporation
Director since 2007

John L. Miclot [3*]
President and CEO
CCS Medical, Inc.
Director since 2007

Amy S. Paul [3]
Formerly – Group VP, International
C.R. Bard, Inc.
Director since 2008

Robert J. Quillinan [1*]
Formerly - CFO
Coherent, Inc.
Director since 2006

David D. Stevens [2]
Formerly – CEO
Accredo Health, Inc.
Chairman of the Board
Director since 2004

committees of the Board of Directors
1 – audit committee
2 – compensation committee
3 – nominating, compliance and governance committee
** denotes chairman of the committee*

table of contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following management's discussion and analysis of financial condition and results of operations (MD&A) describes the principal factors affecting the results of our operations, financial condition, and changes in financial condition, as well as our critical accounting estimates. MD&A is organized as follows:

This annual report contains "forward-looking statements" as defined under U.S. federal securities laws. These statements reflect management's current knowledge, assumptions, beliefs, estimates, and expectations and express management's current views of future performance, results, and trends and may be identified by their use of terms such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," and other similar terms. Forward-looking statements are subject to a number of risks and uncertainties that could cause our actual results to materially differ from those described in the forward-looking statements. Such risks and uncertainties include those discussed in our filings with the Securities and Exchange Commission (including those described in our Annual Report on Form 10-K for the year ended December 31, 2009 within Item 1A). Readers should not place undue reliance on forward-looking statements. Such statements are made as of the date of this annual report, and we undertake no obligation to update such statements after this date.



SEC MAIL PROCESSING
RECEIVED
APR 19 2010
WASH, D.C. 205 SECTION

Executive Overview

Company Description. Wright Medical Group, Inc., through Wright Medical Technology, Inc. and other operating subsidiaries are a global orthopaedic medical device company specializing in the design, manufacture and marketing of devices and biologic products for extremity, hip, and knee repair and reconstruction. We are a leading provider of surgical solutions for the foot and ankle market. Reconstructive devices are used to replace or repair knee, hip and other joints and bones that have deteriorated or have been damaged through disease or injury. Biologics are used to replace damaged or diseased bone, to stimulate bone growth and to provide other biological solutions for surgeons and their patients. Within these markets, we focus on the higher-growth sectors of the orthopaedic industry, such as foot and ankle and upper extremity markets, as well as on the integration of our biologic products into reconstructive procedures and other orthopaedic applications. Additionally, in recent years we have focused significant efforts in increasing our presence in the higher-growth extremities and biologics markets. Our extensive foot and ankle product portfolio, our over 100 specialized foot and ankle sales representatives, and our increasing level of training of extremities-focused surgeons has resulted in our company being a recognized leader in the foot and ankle market. We have been in business for over 50 years and have built a well-known and respected brand name and strong relationships with orthopaedic surgeons and podiatrists.

Our corporate headquarters and U.S. operations are located in Arlington, Tennessee, where we conduct research and development, manufacturing, warehousing and administrative activities. Our domestic sales accounted for 61% of total revenue in 2009. Outside the U.S., we have research, distribution and administrative facilities in Milan, Italy; distribution and administrative facilities in Amsterdam, the Netherlands; and sales and distribution offices in Canada, Japan and throughout Europe. We market our products in approximately 60 countries through a global distribution system that consists of a sales force of approximately 1,100 individuals who promote our products to orthopaedic surgeons and hospitals and other healthcare facilities. At the end of 2009, we had approximately 400 sales associates and independent sales distributors in the U.S., and approximately 700 sales representatives internationally, who were employed through a combination of our stocking distribution partners and direct sales offices.

Principal Products. We specialize in those products used by extremity focused surgeon specialists which include products for the reconstruction, trauma and arthroscopy markets, hip and knee reconstructive joint devices and biologic products. Our biologics sales encompass a broad portfolio of products designed to stimulate and augment the natural regenerative capabilities of the human body. We also sell orthopaedic products not considered to be part of our knee, hip, extremity or biologics product lines.

Our extremities product line includes products for both the foot and ankle and the upper extremity markets. Our principal foot and ankle portfolio includes the CHARLOTTE™ foot and ankle system, the DARCO® MFS, DARCO® MRS and DARCO® FRS locked plating systems, the INBONE™ total ankle system, the SIDEKICK™ external fixation systems, and the SWANSON line of toe joint replacement products. Our upper extremity portfolio includes the EVOLVE® radial head prosthesis for elbow fractures, the MICRONAIL® intramedullary wrist fracture repair system, the RAYHACK® osteotomy system, and the SWANSON line of finger joint replacement products.

Our biologic products focus on biological musculoskeletal repair and include synthetic and human tissue-based materials. Our principal biologic products include the GRAFTJACKET® line of soft tissue repair and containment membranes, the ALLOMATRIX® line of injectable tissue-based bone graft substitutes, the PRO-DENSE® injectable regenerative graft, the OSTEOSET® synthetic bone graft substitute, and the CANCELLO-PURE™ wedge products.

Our knee reconstruction products position us well in the areas of total knee reconstruction, revision replacement implants and limb preservation products. Our principal knee product is the ADVANCE® knee system. Additionally, in April 2009 we launched our PROPHECY™ pre-operative navigation guides for knee replacement, which enables surgeons to plan precise implant placement and alignment before a procedure in order to increase accuracy and decrease surgery time.

Our hip joint reconstruction product portfolio provides offerings in the areas of bone-conserving implants, total hip reconstruction, revision replacement implants and limb preservation. Our hip reconstruction products include the CONSERVE® family of products, the PROFEMUR® family of hip stems, the DYNASTY™ acetabular cup system, the ANCA-FIT™ hip system, the PERFECTA® hip system, and the LINEAGE® acetabular system.

Significant Business Developments. Net sales grew 5% in 2009, totaling $487.5 million, compared to $465.5 million in 2008. Our extremity product line contributed significantly to our performance in 2009, achieving a 21% growth rate. Additionally, our hip and knee product lines grew by 4% and 2%, respectively, which were partially offset by a decline of 4% in our biologics product line.

Our domestic extremity business experienced year-over-year growth from 2008 to 2009 totaling 25%, as a result of the continued success of our CHARLOTTE™ foot and ankle system and our DARCO® plating systems, as well as product sales from our 2008 acquisitions of the INBONE™ total ankle system, and the Rayhack® Osteotomy System. We anticipate that growth within our domestic extremities business will continue to increase, as sales of our CHARLOTTE™, DARCO®, INBONE™ and Rayhack® products continue to increase and as we continue to expand our extremity product offerings.

Our international sales increased by 2% during 2009 as compared to 2008. This increase was driven by growth in our Asian markets and certain European markets, offset by continued declines in France, lower sales to our stocking distributor in Turkey and a $3.0 million unfavorable currency impact compared to 2008.

Our net income increased to $12.1 million in 2009, from $3.2 million in 2008, primarily due to the $11.2 million valuation allowance recorded in 2008 associated with our French net operating losses (NOLs).

Opportunities and Challenges. Our results of operations can be substantially affected not only by global economic conditions, but also by local operating and economic conditions, which can vary substantially by market. Unfavorable conditions can depress sales in a given market and may result in actions that adversely affect our margins, constrain our operating flexibility, or result in charges which are unusual or non-recurring. The current state of the global economy has negatively impacted industry growth rates in both domestic and international markets during 2009, and we are unable to predict when these markets will return to historical rates of growth.

In our domestic markets, we expect that an expansion of our sales force and product offerings will favorably impact our extremities and biologics businesses in 2010. However, we continue to expect that our domestic hip and knee business will continue to be unfavorably impacted by the economic downturn, and we therefore expect these businesses to grow slightly less than the market growth rates in the latter part of 2010.

During 2010, we expect a relatively stable pricing environment internationally. Given that, combined with the anticipated impact of our new Australian subsidiary, as well as the annualization of the lower levels of revenues from our international stocking distributor in Turkey, we anticipate moderate levels of sales growth in our international business. This, however, could be impacted by foreign currency translation due to strengthening of the U.S. dollar as compared with currencies such as the euro.

Significant Industry Factors. Our industry is impacted by numerous competitive, regulatory and other significant factors. The growth of our business relies on our ability to continue to develop new products and innovative technologies, obtain regulatory clearance and compliance for our products, protect the proprietary technology of our products and our manufacturing processes, manufacture our products cost-effectively, respond to competitive pressures specific to each of our geographic markets, including our ability to enforce non-compete agreements and successfully market and distribute our products in a profitable manner. We, and the entire industry, are subject to extensive governmental regulation, primarily by the United States Food and Drug Administration (FDA). Failure to comply with regulatory requirements could have a material adverse effect on our business. Additionally, our industry is highly competitive and has recently experienced increased pricing pressures, specifically in the areas of reconstructive joints. We devote significant resources to assessing and analyzing competitive, regulatory and economic risks and opportunities.

In December 2007, we received a subpoena from the U.S. Attorney's Office for the District of New Jersey requesting certain documents related to consulting agreements with orthopaedic surgeons. This subpoena was served shortly after several of our knee and hip competitors agreed to resolutions with the U.S. Department of Justice (DOJ) after being subjects of investigation involving the same subject matter. We continue to cooperate fully with the investigation by the DOJ, and we anticipate that we may continue to incur significant expenses related to this inquiry.

In June 2008, we received a letter from the U.S. Securities and Exchange Commission (SEC) informing us that it is conducting an informal investigation regarding potential violations of the Foreign Corrupt Practices Act in the sale of medical devices in a number of foreign countries by companies in the medical device industry. We understand that several other medical device companies have received similar letters. We are cooperating fully with the SEC inquiry.

A detailed discussion of these and other factors is provided in our annual report on Form 10-K for the year ended December 31, 2009 within Item 1A.

Results of Operations

Comparison of the year ended December 31, 2009 to the year ended December 31, 2008

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands) and as percentages of net sales:

	Year Ended December 31,			
	2009		2008	
	Amount	% of Sales	Amount	% of Sales
Net sales	$ 487,508	100.0%	$ 465,547	100.0%
Cost of sales	148,715	30.5%	134,377	28.9%
Gross profit	338,793	69.5%	331,170	71.1%
Operating expenses:				
Selling, general and administrative	270,456	55.5%	261,396	56.1%
Research and development	35,691	7.3%	33,292	7.2%
Amortization of intangible assets	5,151	1.1%	4,874	1.0%
Restructuring charges	3,544	0.7%	6,705	1.4%
Acquired in-process research and development	-	0.0%	2,490	0.5%
Total operating expenses	314,842	64.6%	308,757	66.3%
Operating income	23,951	4.9%	22,413	4.8%
Interest expense, net	5,466	1.1%	2,181	0.5%
Other income, net	2,873	0.6%	(1,338)	(0.3%)
Income before income taxes	15,612	3.2%	21,570	4.6%
Provision for income taxes	3,481	0.7%	18,373	3.9%
Net income	$ 12,131	2.5%	$ 3,197	0.7%

The following table sets forth our net sales by product line for the periods indicated (in thousands) and the percentage of year-over-year change:

	Year Ended December 31, 2009	Year Ended December 31, 2008	% Change
Hip products	$ 167,869	$ 160,788	4.4%
Knee products	122,178	119,895	1.9%
Extremity products	107,375	88,890	20.8%
Biologics products	79,120	82,399	(4.0%)
Other	10,966	13,575	(19.2%)
Total net sales	$ 487,508	$ 465,547	4.7%

The following graphs illustrate our product line sales as a percentage of total net sales for the years ended December 31, 2009 and 2008:


2009
Extremity products 22.0%
Hip products 34.4%
Biologics products 16.2%
Other 2.3%
Knee products 25.1%
2008
Extremity products 19.1%
Hip products 34.5%
Biologics products 17.7%
Other 2.9%
Knee products 25.8%

Net sales. Our domestic net sales totaled $299.6 million in 2009 and $282.1 million in 2008, representing approximately 61% of total net sales in each year and a 6% increase in 2009 over 2008. Our international net sales totaled $187.9 million in 2009, a 2% increase as compared to net sales of $183.5 million in 2008. Our 2009 international net sales included an unfavorable foreign currency impact of approximately $3.0 million when compared to 2008 net sales, principally resulting from the 2009 performance of the Japanese yen and the euro against the U.S. dollar. The unfavorable currency impact, continued declines in France, and a reduction in sales to our stocking distributor in Turkey were offset by an increase in international sales due to continued growth in our Asian markets, primarily within our hip product lines, as well as certain of our European markets. Detailed information on our net sales by product line and our net sales, operating income, and long-lived assets by geographic region can be found in Note 16 to the consolidated financial statements.

Our net sales growth in 2009 by product line was led by our extremities product line, which increased 21% over 2008, while our hip and knee businesses increased 4% and 2%, respectively, and our biologic products declined 4%.

Our extremity product net sales increased to $107.4 million in 2009, representing growth of 21% over 2008. Our domestic extremity product net sales increased 25%, primarily resulting from the continued success of our CHARLOTTE™ foot and ankle system and our DARCO® plating systems, as well as sales related to our INBONE™ and Rayhack® products, which were acquired in April 2008 and September 2008, respectively. International extremity sales growth in our European markets and Canada was partially offset by an unfavorable currency impact of $830,000 compared to 2008.

Our hip product net sales totaled $167.9 million in 2009, representing a 4% increase over 2008. This increase was driven by increased sales of our PROFEMUR® hip system, as well as higher levels of sales of our DYNASTY® acetabular cup system, which was launched during the second quarter of 2008. Domestic hip sales were relatively flat in 2009 compared to 2008 with growth of 1% year-over-year. Our international hip business increased in 2009 by 7% over 2008 primarily due to growth in our Asian markets. International hip sales included a $160,000 favorable currency impact compared to 2008.

Net sales of our knee products totaled $122.2 million in 2009, representing growth of 2% over 2008. Year-over-year growth in our ADVANCE® knee systems, primarily in our international markets, totaled 5%, which was partially offset by declines across our other, more mature knee product offerings. Additionally, our international knee sales include an unfavorable currency impact of $680,000 compared to 2008.

Net sales of our biologic products totaled $79.1 million in 2009, which represents a 4% decrease as compared to 2008. Our domestic net sales of biologics decreased 2% from 2008, resulting from lower levels of sales of our ALLOMATRIX® product line, partially offset by increased sales of our PRO-DENSE® injectable regenerative graft and our GRAFTJACKET® tissue repair products. Our international net sales of biologics decreased 15% over prior year, primarily the result of the suspension of biologics distribution in Belgium and Turkey due to changes in reimbursement rates and a $650,000 unfavorable currency impact.

Cost of sales. Our cost of sales as a percentage of net sales increased from 28.9% in 2008 to 30.5% in 2009. This increase is primarily attributable to higher levels of excess and obsolete inventory provisions, increased raw material and other manufacturing costs, and unfavorable currency exchange rates. Our cost of sales and corresponding gross profit percentages can be expected to fluctuate in future periods depending upon changes in our product sales mix and prices, distribution channels and geographies, manufacturing yields, period expenses, levels of production volume and currency exchange rates.

Selling, general and administrative. Our selling, general and administrative expenses as a percentage of net sales totaled 55.5% and 56.1% in 2009 and 2008, respectively. Selling, general and administrative expense for 2009 included $10.1 million of non-cash, stock-based compensation expense (2.1% of net sales), $7.8 million of costs, primarily legal fees, associated with U.S. government inquiries (1.6% of net sales), and a $5.6 million provision for potential losses associated with a trade receivable (1.1% of net sales). During 2008, selling, general and administrative expense included $10.6 million of non-cash, stock-based compensation expense (2.3% of net sales), $7.6 million of costs, primarily legal fees, associated with U.S. government inquiries (1.6% of net sales), and $2.3 million of expense due to an unfavorable appellate court decision (0.5% of net sales). The remaining expenses declined by 1.0 point as a percentage of net sales as a result of cost savings initiatives, primarily in our European subsidiaries, and lower levels of cash incentive compensation, partially offset by increased expenses associated with global compliance efforts.

We anticipate that our selling, general and administrative expenses will increase in absolute dollars to the extent that additional growth in net sales results in increases in sales commissions and royalty expense associated with those sales and requires us to expand our infrastructure. Further, in the near term, we anticipate that these expenses may increase as a percentage of net sales as we make strategic investments to grow our business, as we continue to incur expenses associated with the U.S. government inquiries, which we believe may continue to be significant, and as our spending related to the global compliance requirements of our industry increases.

Research and development. Our investment in research and development activities represented 7.3% and 7.2% of net sales in 2009 and 2008, respectively. Our research and development expense included non-cash, stock-based compensation expense of $1.8 million (0.4% of net sales) in 2009, compared to $1.6 million (0.3% of net sales) in 2008. The remaining expenses were relatively flat as a percentage of net sales as increased spending on product development grew at the same rates as sales.

We anticipate that our research and development expenditures may increase as a percentage of net sales and will increase in absolute dollars as we continue to increase our investment in product development initiatives and clinical studies to support regulatory approvals and provide expanded proof of the efficacy of our products.

Amortization of intangible assets. Charges associated with amortization of intangible assets totaled $5.2 million in 2009, as compared to $4.9 million in 2008. The increase is attributable to a full year of amortization during 2009 for intangible assets associated with our 2008 acquisitions. Based on the intangible assets held at December 31, 2009, we expect to amortize approximately $2.5 million in 2010, $2.3 million in 2011, $2.2 million in 2012, $1.9 million in 2013, and $1.7 million in 2014.

Acquired in-process research and development (IPRD). During 2008, upon our acquisition of Inbone Technologies, Inc., we immediately recognized as expense $2.5 million in costs representing the estimated fair value of acquired IPRD that had not yet reached technological feasibility and had no alternative future use.

The fair value was determined by estimating the costs to develop the acquired IPRD into commercially viable products, estimating the resulting net cash flows from this project and discounting the net cash flows back to their present values. The resulting net cash flows from the project were based on our management's best estimates of revenue, cost of sales, research and development costs, selling, general and administrative costs and income taxes from the project. A summary of the estimates used to calculate the net cash flows for the project is as follows:

Project	Year net cash in-flows expected to begin	Discount rate including factor to account for uncertainty of success	Acquired IPRD (in thousands)
INBONE™ Calcaneal Stem Implant	2009	18%	$ 2,490

The INBONE™ Calcaneal Stem implant (Calcaneal Stem) is an implant device designed to attach on the INBONE™ talar dome and achieve bone implant stability by engaging the inside of the talar bone spanning into the calcaneal bone after the two bones have been stabilized together. We expect this device to bring increased sales to the existing INBONE™ total ankle system. The product is complete, but it has not yet received all the necessary FDA clearances to bring the product into a commercially viable product. Prior to our acquisition, Inbone filed a 510(k) premarket notification for the Calcaneal Stem and had received questions from the FDA. Subsequent to the acquisition, we received additional questions from the FDA. Due to the complexity of these additional questions and the FDA's requirement for clinical data in support of the safety and efficacy of the Calcaneal Stem, we are currently working on the development of an investigational device exemption protocol that will subsequently support a premarket approval (PMA) filing for market approval. This protocol will require two year follow-ups of the enrolled patients; therefore market approval is not expected prior to the end of 2012. We do not believe that this additional work will result in a material amount of expenses.

We are continuously monitoring our research and development projects. We believe that the assumptions used in the valuation of acquired IPRD represent a reasonably reliable estimate of the future benefits attributable to the acquired IPRD. No assurance can be given that actual results will not deviate from those assumptions in future periods.

Interest expense (income), net. Interest expense (income), net, consists of interest expense of $6.5 million and $7.0 million in 2009 and 2008, respectively, primarily from our $200 million of convertible senior notes due 2014 issued in November 2007, our capital lease agreements, and certain of our factoring agreements. This was partially offset by interest income of $1.0 million and $4.8 million during 2009 and 2008, respectively, generated by our invested cash balances and investments in marketable securities. The decline in interest income is due to the overall decline in interest rates on our invested cash balances and investments in marketable securities during 2009.

The amounts of interest income we realize in 2010 and beyond are subject to variability, dependent upon both the rate of invested returns we realize and the amount of excess cash balances on hand.

Other expense (income), net. Other expense (income), net, totaled $2.9 million of expense during 2009 compared to $1.3 million of income during 2008. During 2009, we recognized $2.6 million of expense related to the write-off of the CTA balances for certain subsidiaries that have been substantially liquidated. During 2008, we recognized $900,000 of deferred gain associated with the 2007 disposition of our ADCON®-Gel assets.

Provision for income taxes. We recorded tax provisions of $3.5 million and $18.4 million in 2009 and 2008, respectively. Our effective tax rate for 2009 and 2008 was 22.3% and 85.2% respectively. In 2009, we reduced our valuation allowance as a result of a change in estimate regarding the jurisdiction where certain deductions would be recognized for tax purposes, which decreased our effective tax rate by 6 percentage points. In 2008, we recognized a tax provision of $12.8 million to adjust our valuation allowance, primarily to record a valuation allowance against all of our remaining deferred tax assets associated with net operating losses in France, which increased our effective tax rate by 59 percentage points.

Comparison of the year ended December 31, 2008 to the year ended December 31, 2007

The following table sets forth, for the periods indicated, our results of operations expressed as dollar amounts (in thousands) and as percentages of net sales:

	Year Ended December 31,			
	2008		2007	
	Amount	% of Sales	Amount	% of Sales
Net sales	$ 465,547	100.0%	$ 386,850	100.0%
Cost of sales	134,377	28.9%	108,407	28.0%
Cost of sales - Restructuring	-	0.0%	2,139	0.6%
Gross profit	331,170	71.1%	276,304	71.4%
Operating expenses:				
Selling, general and administrative	261,396	56.1%	225,929	58.4%
Research and development	33,292	7.2%	28,405	7.3%
Amortization of intangible assets	4,874	1.0%	3,782	1.0%
Restructuring charges	6,705	1.4%	16,734	4.3%
Acquired in-process research and development	2,490	0.5%	-	0.0%
Total operating expenses	308,757	66.3%	274,850	71.0%
Operating income	22,413	4.8%	1,454	0.4%
Interest expense (income), net	2,181	0.5%	(1,252)	(0.3%)
Other (income) expense, net	(1,338)	(0.3%)	375	0.1%
Income before income taxes	21,570	4.6%	2,331	0.6%
Provision for income taxes	18,373	3.9%	1,370	0.4%
Net income	$ 3,197	0.7%	$ 961	0.2%

The following table sets forth our net sales by product line for the periods indicated (in thousands) and the percentage of year-over-year change:

	Year Ended December 31, 2008	Year Ended December 31, 2007	% Change
Hip products	$ 160,788	$ 134,251	19.8%
Knee products	119,895	102,334	17.2%
Extremity products	88,890	62,302	42.7%
Biologics products	82,399	76,029	8.4%
Other	13,575	11,934	13.8%
Total net sales	$ 465,547	$ 386,850	20.3%

The following graphs illustrate our product line sales as a percentage of total net sales for the years ended December 31, 2008 and 2007:



2008
Extremity products 19.1%
Hip products 34.5%
Biologics products 17.7%
Other 2.9%
Knee products 25.8%
2007
Extremity products 16.1%
Hip products 34.7%
Biologics products 19.7%
Other 3.0%
Knee products 26.5%

Net sales. Our domestic net sales totaled $282.1 million in 2008 and $235.7 million in 2007, representing approximately 61% of total net sales in each year and a 20% increase over 2007. Our international net sales totaled $183.5 million in 2008, a 21% increase as compared to net sales of $151.1 million in 2007. Our 2008 international net sales included a favorable foreign currency impact of approximately $7.9 million when compared to 2007 net sales, principally resulting from the 2008 performance of the Japanese yen and the euro against the U.S. dollar. The remaining increase in international sales is attributable to growth in our Asian and European markets, primarily within our hip and knee product lines.

From a product line perspective, our net sales growth for 2008 was attributable to increases in sales across all four of our principal product lines. For 2008, we experienced growth of 43%, 20%, 17%, and 8% in our extremity, hip, knee, and biologics, respectively. During 2008, our extremity sales growth was attributable primarily to the continued success of our CHARLOTTE™ foot and ankle system and increased sales of our DARCO® plating systems, as well as sales of our INBONE™ products acquired during the second quarter of 2008. The increase in our hip product sales was driven by increased sales of our PROFEMUR® hip system, our CONSERVE® family of products, our DYNASTY® acetabular cup system and sales of revision hip stems introduced during the second quarter 2008. Sales of our knee products increased in 2008 compared to the prior year as a result of growth in our ADVANCE® knee systems, which was partially offset by declines across our other, more mature knee product offerings. The growth of our biologics business in 2008 was primarily attributable to increased sales of our PRO-DENSE® injectable regenerative graft, our GRAFTJACKET® tissue repair and containment membranes and our CANCELLOPURE™ wedge products.

Cost of sales. In 2008, our cost of sales as a percentage of net sales increased from 28.0% in 2007 to 28.9% in 2008. This increase was primarily attributable to unfavorable shifts in our geographic and product line sales mix and increased raw material and other manufacturing costs, which were partially offset by lower levels of non-cash stock-based compensation expense. Our cost of sales included 0.3 percentage points and 0.5 percentage points of non-cash, stock-based compensation expense in 2008 and 2007, respectively.

Cost of sales - restructuring. In 2007, we recorded $2.1 million, 0.6% of net sales, of charges associated with the closure of our manufacturing facility in Toulon, France for inventory write-offs and manufacturing costs incurred during a period of abnormal production capacity which were expensed as period costs in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 330, *Inventory*.

Operating expenses. Our total operating expenses decreased, as a percentage of net sales, by 4.7 percentage points to 66.3% in 2008. Operating expenses include selling, general and administrative expenses, research and development expenses, amortization of intangibles and restructuring charges. The decrease in operating expenses was attributed primarily to decreased restructuring expenses, as well as lower levels of expenses due to our restructuring efforts in Toulon, France, lower levels of professional fees, decreased stock-based compensation, and the leveraging of fixed administrative fees, all of which were partially offset by costs associated with the U.S. government inquiries and the 2008 charge for in-process research and development.

Provision for income taxes. Our effective tax rate for 2008 and 2007 was 85.2% and 58.8%, respectively. Our 2008 effective tax rate includes a tax provision of $12.8 million to adjust our valuation allowance, primarily to record a valuation allowance against all of our remaining deferred tax assets associated with net operating losses in France, which increased our effective tax rate by 59 percentage points.

Seasonal Nature of Business

We traditionally experience lower sales volumes in the third quarter than throughout the rest of the year as many of our products are used in elective procedures, which generally decline during the summer months, typically resulting in selling, general and administrative expenses and research and development expenses as a percentage of sales that are higher during this period than throughout the rest of the year. In addition, our first quarter selling, general and administrative expenses include additional expenses that we incur in connection with the annual meeting held by the American Academy of Orthopaedic Surgeons. This meeting, which is the largest orthopaedic meeting in the world, features the presentation of scientific papers and instructional courses for orthopaedic surgeons. During this three-day event, we display our most recent and innovative products to these surgeons.

Restructuring

Toulon, France

In 2007, we announced our plans to close our facilities in Toulon, France. This announcement came after a thorough evaluation in which we determined that we had excess manufacturing capacity and redundant distribution and administrative resources that would be best eliminated through the closure of this facility. The majority of our restructuring activities were complete by the end of 2007, with production now conducted solely in our existing manufacturing facility in Arlington, Tennessee and the distribution activities being carried out from our European headquarters in Amsterdam, the Netherlands. We have estimated that total pre-tax restructuring charges will be approximately $28 million to $30 million, of which we have recognized $27.0 million through December 31, 2009. We anticipate that recording the remaining $1 million to $3 million of restructuring expenses could have a material impact on our results of operations in the period incurred, however we do not expect that the restructuring will have a material impact on our financial condition or liquidity. We began realizing the benefits from this restructuring within selling, general and administrative expenses in 2008. While we began realizing the benefits from this restructuring within cost of sales in 2009, unfavorable currency exchange rates and increased raw material and other manufacturing costs have offset some of those benefits. See Note 14 to our consolidated financial statements for further discussion of our restructuring charges.

Creteil, France

In October 2009, we announced plans to close our distribution and finance support office in Creteil, France, to migrate all relevant French distribution and support functions into our European organization based out of our European headquarters in Amsterdam, the Netherlands. Direct sales in France will continue and will be serviced by independent sales agents. We have estimated that total pre-tax restructuring charges will be approximately $3 million to $4 million, of which we have recognized $2.1 million through December 31, 2009. We anticipate that recording the remaining restructuring expenses may have a material impact on our results of operations in the period incurred; however we do not expect that this restructuring will have a material impact on our financial condition or liquidity. We will realize the benefits from this restructuring within selling, general and administrative expenses beginning in 2010. See Note 14 to our consolidated financial statements for further discussion of our restructuring charges.

Liquidity and Capital Resources

The following table sets forth, for the periods indicated, certain liquidity measures (in thousands):

	As of December 31,	
	2009	2008
Cash and cash equivalents	$ 84,409	$ 87,865
Marketable securities	86,819	57,614
Working capital	421,647	401,406
Line of credit availability	100,000	100,000

During the first quarter of 2008, we liquidated our investments in auction rate securities into cash equivalents. For the remainder of 2008 and throughout 2009, we invested in treasury bills, government bonds, agency bonds and certificates of deposit with maturities of less than 12 months. We have classified these marketable securities as available-for-sale.

Operating Activities. Cash provided by operating activities totaled $71.8 million in 2009, as compared to cash used by operating activities of $3.6 million in 2008 and cash provided by operating activities of $24.4 million in 2007. The increase in cash provided by operating activities in 2009 is primarily attributable to changes in working capital, as inventory balances decreased significantly due to a focus on inventory management during 2009, and accounts receivable decreased as the result of diligent collection efforts, which were partially offset by the 2008 liquidation of our investments in auction rate securities that were classified as trading securities.

In 2008 compared to 2007, increased profitability was offset by changes in working capital. Accounts receivable increased due to higher levels of sales in international markets that typically have longer collection terms. Inventories increased due to recent acquisitions and distribution agreements, and to support higher levels of sales. Finally, in 2007, our accrued expenses increased significantly, primarily associated with restructuring charges.

Investing Activities. Our capital expenditures totaled $37.2 million in 2009, $61.9 million in 2008 and $35.0 million in 2007. The decrease in 2009 compared to 2008 is attributable to lower levels of expenditures related to the expansion of our Arlington, Tennessee facilities ($5.9 million in 2009 and $16.9 million in 2008) as well as lower levels of investments in surgical instrumentation related to acquired and new products. Our industry is capital intensive, particularly as it relates to surgical instrumentation. Historically, our capital expenditures have consisted principally of purchased manufacturing equipment, research and testing equipment, computer systems, office furniture and equipment and surgical instruments. We expect to incur capital expenditures of approximately $40 million in 2010 for routine capital expenditures, as well as approximately $7 million for the continued expansion of facilities in Arlington, Tennessee.

Financing Activities. During 2009, proceeds of $680,000 were generated from the issuance of common stock upon exercise of stock options granted under our stock-based compensation plans and purchases under the employee stock purchase plan. These proceeds were offset by $153,000 in principal payments related to our long-term capital lease obligations.

In early 2009, we terminated certain accounts receivable factoring agreements. While these factoring agreements were active, the cash proceeds, net of the amount of factored receivables collected, were reflected as cash flows from financing activities in our consolidated statements of cash flows. The proceeds received under these agreements during 2008 and 2007 were $6.6 million and $3.6 million, respectively. These proceeds were offset by payments for factored receivables collected of $7.0 million and $7.1 million in 2008 and 2007, respectively. We recorded obligations of $54,000 for the amount of receivables factored under these agreements as of December 31, 2008, which are included within "Accrued expenses and other current liabilities" in our consolidated balance sheet.

In 2010, we will make continued payments under our long-term capital leases, including interest, of $352,000 and we will make scheduled interest payments under our convertible senior notes of $5.3 million.

On December 31, 2009, our revolving credit facility had availability of $100 million, which can be increased by up to an additional $50 million at our request and subject to the agreement of the lenders. We currently have no borrowings outstanding under the credit facility. Borrowings under the credit facility will bear interest at the sum of an annual base rate plus an applicable annual rate that ranges from 0% to 1.75% depending on the type of loan and our consolidated leverage ratio, with a current annual base rate of 3.25%. The term of the credit facility extends through June 30, 2011.

During 2007, we issued $200 million of Convertible Senior Notes due 2014, which generated net proceeds of $193.5 million. The notes require us to pay interest semiannually at an annual rate of 2.625%. The notes are convertible into shares of our common stock at an initial conversion rate of 30.6279 shares per $1,000 principal amount of the notes, which represents a conversion price of $32.65 per share. We will make scheduled interest payments in 2010 related to the notes totaling $5.3 million.

Contractual Cash Obligations. At December 31, 2009, we had contractual cash obligations and commercial commitments as follows (in thousands):

	Payments Due by Periods				
	Total	**2010**	**2011-2012**	**2013-2014**	**After 2014**
Amounts reflected in consolidated balance sheet:					
Capital lease obligations[(1)]	$ 702	$ 352	$ 322	$ 28	$ -
Convertible senior notes[(2)]	200,000	-	-	200,000	-
Contingent consideration	1,675	1,675	-	-	-
Amounts not reflected in consolidated balance sheet:					
Operating leases	17,792	9,286	7,887	508	111
Interest on convertible senior notes[(3)]	25,813	5,250	10,500	10,063	-
Purchase obligations	5,086	2,543	2,543	-	-
Royalty and consulting agreements	1,370	242	484	374	270
Total contractual cash obligations	$ 252,438	$ 19,348	$ 21,736	$ 210,973	$ 381

(1) Payments include amounts representing interest.

(2) Represents long-term debt payment provided holders of the Convertible Senior Notes due 2014 do not exercise the option to convert each $1,000 note into 30.6279 shares of our common stock. Our convertible senior notes are discussed further in Note 7 to our consolidated financial statements.

(3) Represents interest on Convertible Senior Notes due 2014 payable semiannually with an annual interest rate of 2.625%.

The amounts reflected in the table above for capital lease obligations represent future minimum lease payments under our capital lease agreements, which are primarily for certain property and equipment. The present value of the minimum lease payments are recorded in our balance sheet at December 31, 2009. The minimum lease payments related to these leases are discussed further in Note 7 to our consolidated financial statements.

The amounts reflected in the table above for operating leases represent future minimum lease payments under non-cancelable operating leases primarily for certain equipment and office space. Portions of these payments are denominated in foreign currencies and were translated in the table above based on their respective U.S. dollar exchange rates at December 31, 2009. These future payments are subject to foreign currency exchange rate risk. In accordance with U.S. generally accepted accounting principles, our operating leases are not recognized in our consolidated balance sheet; however, the minimum lease payments related to these agreements are disclosed in Note 15 to our consolidated financial statements.

Our purchase obligations reflected in the table above consist of minimum purchase obligations related to certain supply agreements. The royalty and consulting agreements in the above table represent minimum payments under non-cancelable contracts with consultants that are contingent upon future services. Portions of these payments are denominated in foreign currencies and were translated in the table above based on their respective U.S. dollar exchange rates at December 31, 2009. These future payments are subject to foreign currency exchange rate risk. Our purchase obligations and royalty and consulting agreements are disclosed in Note 15 to our consolidated financial statements.

Our contingent consideration obligations reflected in the table above consist of minimum guaranteed payments related to our acquisition of Inbone Technologies, Inc. Additionally, cash payments of up to $12 million may be made related to this and certain other of our acquisitions based upon future financial and operational performance of the acquired assets.

In addition to the contractual cash obligations discussed above, all of our domestic sales and a portion of our international sales are subject to commissions based on net sales. A substantial portion of our global sales are subject to royalties earned based on product sales.

Additionally, as of December 31, 2009, we had $2.8 million of unrecognized tax benefits recorded within "Other liabilities" in our consolidated balance sheet. This represents the tax benefits associated with various tax positions taken, or expected to be taken, on domestic and international tax returns that have not been recognized in our financial statements due to uncertainty regarding their resolution. We are unable to make a reliable estimate of the eventual cash flows by period that may be required to settle these matters. Certain of these matters may not require cash settlement due to the existence of net operating loss carryforwards. Therefore, our unrecognized tax benefits are not included in the table above. See Note 9 to our consolidated financial statements.

Other Liquidity Information. We have funded our cash needs since 2000 through various equity and debt issuances and through cash flow from operations. In 2001, we completed our initial public offering of 7,500,000 shares of common stock, which generated

$84.8 million in net proceeds. In 2002, we completed a secondary offering of 3,450,000 shares of common stock, which generated $49.5 million in net proceeds. In 2007, we issued $200 million of Convertible Senior Notes due 2014, which generated net proceeds totaling $193.5 million.

Although it is difficult for us to predict our future liquidity requirements, we believe that our current cash balance of approximately $84.4 million, our marketable securities balance of $86.8 million and our existing available credit line of $100 million will be sufficient for the foreseeable future to fund our working capital requirements and operations, permit anticipated capital expenditures in 2010 of approximately $47 million and meet our contractual cash obligations in 2010.

Critical Accounting Estimates

All of our significant accounting policies and estimates are described in Note 2 to our consolidated financial statements. Certain of our more critical accounting estimates require the application of significant judgment by management in selecting the appropriate assumptions in determining the estimate. By their nature, these judgments are subject to an inherent degree of uncertainty. We develop these judgments based on our historical experience, terms of existing contracts, our observance of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate. Different, reasonable estimates could have been used in the current period. Additionally, changes in accounting estimates are reasonably likely to occur from period to period. Both of these factors could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

We believe that the following financial estimates are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. Further, we believe that the items discussed below are properly recorded in the financial statements for all periods presented. Our management has discussed the development, selection and disclosure of our most critical financial estimates with the audit committee of our board of directors and with our independent auditors. The judgments about those financial estimates are based on information available as of the date of the financial statements. Those financial estimates include:

Revenue recognition. Our revenues are primarily generated through two types of customers, hospitals and surgery centers, and stocking distributors, with the majority of our revenue derived from sales to hospitals. Our products are sold through a network of employee and independent sales representatives in the U.S. and by a combination of employee sales representatives, independent sales representatives and stocking distributors outside the U.S. We record revenues from sales to hospitals and surgery centers when they take title to the product, which is generally when the product is surgically implanted in a patient.

We record revenues from sales to our stocking distributors at the time the product is shipped to the distributor. Our stocking distributors, who sell the products to their customers, take title to the products and assume all risks of ownership. Our distributors are obligated to pay us within specified terms regardless of when, if ever, they sell the products. In general, our distributors do not have any rights of return or exchange; however, in limited situations we have repurchase agreements with certain stocking distributors. Those certain agreements require us to repurchase a specified percentage of the inventory purchased by the distributor within a specified period of time prior to the expiration of the contract. During those specified periods, we defer the applicable percentage of the sales. Approximately $186,000 and $172,000 of sales related to these types of agreements were deferred and not yet recognized as revenue as of December 31, 2009 and 2008, respectively.

We must make estimates of potential future product returns related to current period product revenue. To do so, we analyze our historical experience related to product returns when evaluating the adequacy of the allowance for sales returns. Judgment must be used and estimates made in connection with establishing the allowance for product returns in any accounting period. Our allowances for product returns of approximately $552,000 and $490,000 are included as a reduction of accounts receivable at December 31, 2009 and 2008, respectively. Should actual future returns vary significantly from our historical averages, our operating results could be affected.

Allowances for doubtful accounts. We experience credit losses on our accounts receivable and accordingly, we must make estimates related to the ultimate collection of our accounts receivable. Specifically, we analyze our accounts receivable, historical bad debt experience, customer concentrations, customer creditworthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts.

The majority of our accounts receivable are from hospitals, many of which are government funded. Accordingly, our collection history with this class of customer has been favorable. Historically, we have experienced minimal bad debts from our hospital customers and more significant bad debts from certain international stocking distributors, typically as a result of specific financial difficulty or geo-political factors. We write off accounts receivable when we determine that the accounts receivable are uncollectible, typically upon customer bankruptcy or the customer's non-response to continued collection efforts.

We believe that the amount included in our allowance for doubtful accounts has been a historically appropriate estimate of the amount of accounts receivable that are ultimately not collected. While we believe that our allowance for doubtful accounts is adequate, the financial condition of our customers and the geo-political factors that impact reimbursement under individual countries' healthcare systems can change rapidly, which would necessitate additional allowances in future periods. Our allowances for doubtful accounts were $8.6 million and $4.0 million, at December 31, 2009 and 2008, respectively, which includes a $5.6 million provision recorded in 2009 for potential losses related to the trade receivable balance of our stocking distributor in Turkey.

Excess and obsolete inventories. We value our inventory at the lower of the actual cost to purchase and/or manufacture the inventory on a first-in, first-out (FIFO) basis or its net realizable value. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to write down inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our forecast of product demand and production requirements for the next 24 months. A significant decrease in demand could result in an increase in the amount of excess inventory quantities on hand. Additionally, our industry is characterized by regular new product development that could result in an increase in the amount of obsolete inventory quantities on hand due to cannibalization of existing products. Also, our estimates of future product demand may prove to be inaccurate in which case we may be required to incur charges for excess and obsolete inventory. In the future, if additional inventory write-downs are required, we would recognize additional cost of goods sold at the time of such determination. Regardless of changes in our estimates of future product demand, we do not increase the value of our inventory above its adjusted cost basis. Therefore, although we make every effort to ensure the accuracy of our forecasts of future product demand, significant unanticipated decreases in demand or technological developments could have a significant impact on the value of our inventory and our reported operating results.

Charges incurred for excess and obsolete inventory were $12.5 million, $8.7 million and $6.6 million for the years ended December 31, 2009, 2008 and 2007, respectively. Additionally, in 2007, we recorded charges of $2.1 million associated with the closure of our manufacturing facility in Toulon, France, for inventory write-offs and manufacturing costs incurred during a period of abnormal production capacity.

Goodwill and long-lived assets. We have approximately $53.9 million of goodwill recorded as a result of the acquisition of businesses. Goodwill is tested for impairment annually, or more frequently if changes in circumstances or the occurrence of events suggest that impairment exists. Based on our single business approach to decision-making, planning and resource allocation, we have determined that we have only one reporting unit for purposes of evaluating goodwill for impairment. The annual evaluation of goodwill impairment may require the use of estimates and assumptions to determine the fair value of our reporting unit using projections of future cash flows. We performed our annual impairment test during the fourth quarter of 2009 and determined that the fair value of our reporting unit exceeded its carrying value and, therefore, no impairment charge was necessary.

Our business is capital intensive, particularly as it relates to surgical instrumentation. We depreciate our property, plant and equipment and amortize our intangible assets based upon our estimate of the respective asset's useful life. Our estimate of the useful life of an asset requires us to make judgments about future events, such as product life cycles, new product development, product cannibalization and technological obsolescence, as well as other competitive factors beyond our control. We account for the impairment of long-lived assets in accordance with the FASB ASC Section 360, *Property, Plant and Equipment* (FASB ASC 360). Accordingly, we evaluate impairments of our property, plant and equipment based upon an analysis of estimated undiscounted future cash flows. If we determine that a change is required in the useful life of an asset, future depreciation and amortization is adjusted accordingly. Alternatively, if we determine that an asset has been impaired, an adjustment would be charged to income based on the asset's fair market value, or discounted cash flows if the fair market value is not readily determinable, reducing income in that period.

Product liability claims and other litigation. Periodically, claims arise involving the use of our products. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss has been developed. We have recorded at least the minimum estimated liability related to those claims where a range of loss has been established. As additional information becomes available, we reassess the estimated liability related to our pending claims and make revisions as necessary. Future revisions in our estimates of the liability could materially impact our results of operation and financial position. We maintain insurance coverage that limits the severity of any single claim as well as total amounts incurred per policy year, and we believe our insurance coverage is adequate. We use the best information available to us in determining the level of accrued product liabilities, and we believe our accruals are adequate. Our accrual for product liability claims was approximately $1.1 million and $310,000 at December 31, 2009 and 2008, respectively.

We are also involved in legal proceedings involving contract, patent protection and other matters. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss can be developed.

Accounting for income taxes. Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax saving initiatives available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. This process includes assessing temporary differences resulting from differing recognition of items for income tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. Realization of deferred tax assets in each taxable jurisdiction is dependent on our ability to generate future taxable income sufficient to realize the benefits. Management evaluates deferred tax assets on an ongoing basis and provides valuation allowances to reduce net deferred tax assets to the amount that is more likely than not to be realized.

Our valuation allowance balances totaled $17.2 million and $18.5 million as of December 31, 2009 and 2008, respectively, due to uncertainties related to our ability to realize, before expiration, some of our deferred tax assets for both U.S. and foreign income tax purposes. These deferred tax assets primarily consist of the carryforward of certain tax basis net operating losses and general business tax credits. During the year ended December 31, 2008, we recognized a tax provision of $12.8 million to adjust our valuation allowance, primarily to record a valuation allowance against all of our remaining deferred tax assets associated with net operating losses in France.

In July 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), effective January 1, 2007, which requires the tax effects of an income tax position to be recognized only if they are "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date. Effective July 1, 2009, this standard was incorporated into FASB ASC Section 740, *Income Taxes*. As a multinational corporation, we are subject to taxation in many jurisdictions and the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax laws and regulations in various taxing jurisdictions. If we ultimately determine that the payment of these liabilities will be unnecessary, we will reverse the liability and recognize a tax benefit in the period in which we determine the liability no longer applies. Conversely, we record additional tax charges in a period in which we determine that a recorded tax liability is less than we expect the ultimate assessment to be. Our liability for unrecognized tax benefits totaled $2.8 million and $1.8 million as of December 31, 2009 and 2008, respectively. See Note 9 to our consolidated financial statements for further discussion of our unrecognized tax benefits.

We operate within numerous taxing jurisdictions. We are subject to regulatory review or audit in virtually all of those jurisdictions, and those reviews and audits may require extended periods of time to resolve. Management makes use of all available information and makes reasoned judgments regarding matters requiring interpretation in establishing tax expense, liabilities and reserves. We believe adequate provisions exist for income taxes for all periods and jurisdictions subject to review or audit.

Stock-based compensation. We calculate the grant date fair value of non-vested shares as the closing sales price on the trading day immediately prior to the grant date. We use the Black-Scholes option pricing model to determine the fair value of stock options and employee stock purchase plan shares. The determination of the fair value of these stock-based payment awards on the date of grant using an option-pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables, which include the expected life of the award, the expected stock price volatility over the expected life of the awards, expected dividend yield and risk-free interest rate.

We estimate the expected life of options by calculating the average of the vesting period and the contractual term of the option, as allowed by SEC Staff Accounting Bulletin No. 107. We estimate the expected stock price volatility based upon historical volatility of our common stock. The risk-free interest rate is determined using U.S. Treasury rates where the term is consistent with the expected life of the stock options. Expected dividend yield is not considered as we have never paid dividends and have no plans of doing so in the future.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants and employee stock purchase plan shares. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that is significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. There is not currently a market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models.

We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. All stock-based awards are amortized on a straight-line basis over their respective requisite service periods, which are generally the vesting periods.

If factors change and we employ different assumptions for estimating stock-based compensation expense in future periods, such stock-based compensation expense in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share. A change in assumptions may also result in a lack of comparability with other companies that use different models, methods and assumptions.

See Note 12 to our consolidated financial statements for further information regarding our stock-based compensation disclosures.

Purchase accounting. We accounted for acquired businesses using the purchase method of accounting, which requires that the assets acquired and liabilities assumed be recorded at the date of acquisition at their respective fair values. Our consolidated financial statements and results of operations reflect an acquired business after the completion of the acquisition. The cost to acquire a business, including transaction costs, is allocated to the underlying net assets of the acquired business in proportion to their respective fair values. Any excess of the purchase price over the estimated fair values of the net assets acquired is recorded as goodwill.

The amount of the purchase price allocated to intangible assets is determined by estimating the future cash flows associated with the asset and discounting the net cash flows back to their present values. The discount rate used is determined at the time of the acquisition in accordance with standard valuation methods. The estimates of future cash flows include forecasted revenues, which are inherently difficult to predict. Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows, including profit margins, long-term forecasts of the amounts and timing of overall market growth and our percentage of that market, discount rates and terminal growth rates.

Effective January 1, 2009, we adopted the provisions of Statements of Financial Accounting Standards No. 141R, *Business Combinations*, which significantly changes the accounting for acquired businesses. Effective July 1, 2009, this standard was incorporated into FASB ASC Section 805, *Business Combinations* (FASB ASC 805). Under this standard, an acquiring entity will be required to recognize all assets acquired and liabilities assumed at the acquisition date fair value. Legal fees and other transaction-related costs will be expensed as incurred and are no longer included in goodwill as a cost of acquiring the business. FASB ASC 805 also requires, among other things, acquirers to estimate the acquisition-date fair value of any contingent consideration and to recognize any subsequent changes in the fair value of contingent consideration in earnings. In addition, restructuring costs the acquirer expected, but was not obligated to incur, will be recognized separately from the business acquisition.

Restructuring charges. We evaluate impairment issues for long-lived assets under the provisions of FASB ASC 360. We record severance-related expenses once they are both probable and estimable in accordance with the provisions of FASB ASC Section 712, *Compensation-Nonretirement Postemployment Benefits*, for severance provided under an ongoing benefit arrangement. One-time termination benefit arrangements and other costs associated with exit activities are accounted for under the provisions of FASB ASC Section 420, *Exit or Disposal Cost Obligations*. We have estimated the expense for our restructuring initiative by accumulating detailed estimates of costs, including the estimated costs of employee severance and related termination benefits, impairment of property, plant and equipment, contract termination payments for leases and any other qualifying exit costs. Such costs represent management's best estimates, which are evaluated periodically to determine if an adjustment is required.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

Our exposure to interest rate risk arises principally from the interest rates associated with our invested cash balances. On December 31, 2009, we have invested short term cash and cash equivalents and marketable securities of approximately $156 million. Based on this level of investment, a decrease of 0.25% in interest rates would have a negative annual impact of $390,000 to our interest income. We currently do not hedge our exposure to interest rate fluctuations, but may do so in the future.

Foreign Currency Exchange Rate Fluctuations

Fluctuations in the rate of exchange between the U.S. dollar and foreign currencies could adversely affect our financial results. Approximately 28% of our total net sales were denominated in foreign currencies during each of the years ended December 31, 2009 and 2008, and we expect that foreign currencies will continue to represent a similarly significant percentage of our net sales in the future. Cost of sales related to these sales are primarily denominated in U.S. dollars; however, operating costs related to these sales are largely denominated in the same respective currencies, thereby partially limiting our transaction risk exposure. For sales not denominated in U.S. dollars, an increase in the rate at which a foreign currency is exchanged for U.S. dollars will require more of the foreign currency to equal a specified amount of U.S. dollars than before the rate increase. In such cases, if we price our products in the foreign currency, we will receive less in U.S. dollars than we did before the rate increase went into effect. If we price our products in U.S. dollars and our competitors price their products in local currency, an increase in the relative strength of the U.S. dollar could result in our prices not being competitive in a market where business is transacted in the local currency.

A substantial majority of our sales denominated in foreign currencies are derived from European Union countries, which are denominated in the euro, from Japan, which are denominated in the Japanese yen, from the United Kingdom, which are denominated in the British pound, and from Canada, which are denominated in the Canadian dollar. Additionally, we have significant intercompany receivables from our foreign subsidiaries which are denominated in foreign currencies, principally the euro, the yen, the British pound, and the Canadian dollar. Our principal exchange rate risk, therefore, exists between the U.S. dollar and the euro, the U.S. dollar and the yen, the U.S. dollar and the British pound, and the U.S. dollar and the Canadian dollar. Fluctuations from the beginning to the end of any given reporting period result in the revaluation of our foreign currency-denominated intercompany receivables and payables, generating currency translation gains or losses that impact our non-operating income and expense levels in the respective period.

As discussed in Note 2 to our consolidated financial statements, we enter into certain short-term derivative financial instruments in the form of foreign currency forward contracts. These forward contracts are designed to mitigate our exposure to currency fluctuations in our intercompany balances denominated in euros, Japanese yen, British pounds and Canadian dollars. Any change in the fair value of these forward contracts as a result of a fluctuation in a currency exchange rate is expected to be offset by a change in the value of the intercompany balance. These contracts are effectively closed at the end of each reporting period.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Wright Medical Group, Inc.:

We have audited the accompanying consolidated balance sheets of Wright Medical Group, Inc. and subsidiaries (the Company) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 22, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Memphis, Tennessee

February 22, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Wright Medical Group, Inc.:

We have audited the effectiveness of internal control over financial reporting of Wright Medical Group, Inc. and subsidiaries (the Company) as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated February 22, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Memphis, Tennessee

February 22, 2010

Wright Medical Group, Inc.
Consolidated Balance Sheets (In thousands, except share data)

	December 31, 2009	December 31, 2008
Assets:		
Current assets:		
Cash and cash equivalents	$ 84,409	$ 87,865
Marketable securities	86,819	57,614
Accounts receivable, net	101,720	102,046
Inventories	163,535	176,059
Prepaid expenses	13,122	14,263
Deferred income taxes	34,824	29,874
Other current assets	6,175	8,934
Total current assets	490,604	476,655
Property, plant and equipment, net	139,708	133,651
Goodwill	53,860	49,682
Intangible assets, net	17,727	21,090
Deferred income taxes	5,248	3,034
Other assets	7,137	8,018
Total assets	$ 714,284	$ 692,130
Liabilities and Stockholders' Equity:		
Current liabilities:		
Accounts payable	$ 13,978	$ 15,877
Accrued expenses and other current liabilities	54,643	59,247
Current portion of long-term obligations	336	125
Total current liabilities	68,957	75,249
Long-term debt and capital lease obligations	200,326	200,136
Deferred income taxes	157	166
Other liabilities	4,436	4,951
Total liabilities	273,876	280,502
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Common stock, $.01 par value, authorized: 100,000,000 shares; issued and outstanding: 38,668,882 shares at December 31, 2009 and 38,021,961 shares at December 31, 2008	374	372
Additional paid-in capital	376,647	364,594
Accumulated other comprehensive income	22,906	18,312
Retained earnings	40,481	28,350
Total stockholders' equity	440,408	411,628
Total liabilities and stockholders' equity	$ 714,284	$ 692,130

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Operations (In thousands, except per share data)

	Year Ended December 31,		
	2009	**2008**	**2007**
Net sales	$ 487,508	$ 465,547	$ 386,850
Cost of sales [1]	148,715	134,377	108,407
Cost of sales - restructuring	-	-	2,139
Gross profit	338,793	331,170	276,304
Operating expenses:			
Selling, general and administrative [1]	270,456	261,396	225,929
Research and development [1]	35,691	33,292	28,405
Amortization of intangible assets	5,151	4,874	3,782
Restructuring charges (Note 14)	3,544	6,705	16,734
Acquired in-process research and development	-	2,490	-
Total operating expenses	314,842	308,757	274,850
Operating income	23,951	22,413	1,454
Interest expense (income), net	5,466	2,181	(1,252)
Other expense (income), net	2,873	(1,338)	375
Income before income taxes	15,612	21,570	2,331
Provision for income taxes	3,481	18,373	1,370
Net income	$ 12,131	$ 3,197	$ 961
Net income per share (Note 10):			
Basic	$ 0.32	$ 0.09	$ 0.03
Diluted	$ 0.32	$ 0.09	$ 0.03
Weighted-average number of shares outstanding-basic	37,366	36,933	35,812
Weighted-average number of shares outstanding-diluted	37,443	37,401	36,483

[1] These line items include the following amounts of non-cash, stock-based compensation expense for the periods indicated:

	Year Ended December 31,		
	2009	**2008**	**2007**
Cost of sales	$ 1,285	$ 1,244	$ 2,046
Selling, general and administrative	10,077	10,644	12,061
Research and development	1,829	1,613	2,425

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Cash Flows (In thousands)

	Year Ended December 31,		
	2009	2008	2007
Operating activities:			
Net income	$ 12,131	$ 3,197	$ 961
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	32,717	26,462	23,522
Stock-based compensation expense	13,191	13,501	16,532
Acquired in-process research and development costs	-	2,490	-
Amortization of intangible assets	5,151	4,874	3,782
Deferred income taxes	(9,247)	18,325	(8,708)
Non-cash write-off of cumulative translation adjustment (CTA) balances (See Note 2)	2,643	-	-
Excess tax benefits from stock-based compensation arrangements	(63)	(1,278)	(3,633)
Non-cash restructuring charges	-	(63)	5,295
Provision for losses on accounts receivable	5,339	939	2,339
Other	1,815	294	(2,228)
Changes in assets and liabilities:			
Accounts receivable	(4,003)	(18,729)	(9,831)
Inventories	13,049	(57,797)	(27,077)
Marketable securities	-	15,535	14,790
Prepaid expenses and other current assets	5,953	(6,666)	(6,103)
Accounts payable	(1,950)	(5,009)	1,889
Accrued expenses and other liabilities	(4,975)	315	12,894
Net cash provided by (used in) operating activities	71,751	(3,610)	24,424
Investing activities:			
Capital expenditures	(37,190)	(61,936)	(35,042)
Acquisition of businesses	(6,785)	(28,914)	(27,758)
Purchase of intangible assets	(1,037)	(3,418)	(1,041)
Proceeds from the maturity of available-for-sale marketable securities	71,499	-	-
Investment in available-for-sale marketable securities	(101,443)	(57,037)	-
Other	-	2,363	-
Net cash used in investing activities	(74,956)	(148,942)	(63,841)
Financing activities:			
Issuance of common stock	680	12,018	17,292
Proceeds from issuance of convertible senior notes	-	-	193,492
Financing under factoring agreements, net	(58)	(605)	(3,457)
Principal payments of bank and other financing	(153)	(285)	(1,063)
Excess tax benefits from stock-based compensation arrangements	63	1,278	3,633
Net cash provided by financing activities	532	12,406	209,897
Effect of exchange rates on cash and cash equivalents	(783)	(1,015)	607
Net (decrease) increase in cash and cash equivalents	(3,456)	(141,161)	171,087
Cash and cash equivalents, beginning of period	87,865	229,026	57,939
Cash and cash equivalents, end of period	$ 84,409	$ 87,865	$ 229,026

The accompanying notes are an integral part of these consolidated financial statements.

Wright Medical Group, Inc.
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income
For the Years Ended December 31, 2007, 2008 and 2009 (In thousands, except share data)

	Common Stock, Voting					
	Number of Shares	Amount	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance at December 31, 2006	35,143,800	$ 351	$ 300,648	$ 16,947	$ 17,878	$ 335,824
2007 Activity:						
Net income	-	-	-	961	-	961
Foreign currency translation	-	-	-	-	6,970	6,970
Minimum pension liability adjustment	-	-	-	-	(225)	(225)
Total comprehensive income	-	-	-	-	-	7,706
FIN 48 adjustment to opening balance	-	-	-	7,245	-	7,245
Issuances of common stock	1,349,383	14	17,278	-	-	17,292
Tax effect of stock based compensation activity	-	-	4,289	-	-	4,289
Stock-based compensation	-	-	16,425	-	-	16,425
Balance at December 31, 2007	36,493,183	$ 365	$ 338,640	$ 25,153	$ 24,623	$ 388,781
2008 Activity:						
Net income	-	-	-	3,197	-	3,197
Foreign currency translation	-	-	-	-	(6,781)	(6,781)
Unrealized gain on marketable securities	-	-	-	-	399	399
Minimum pension liability adjustment	-	-	-	-	71	71
Total comprehensive loss						(3,114)
Issuances of common stock	616,836	7	12,011	-	-	12,018
Issuance of previously granted restricted stock	434,005	-	-	-	-	-
Grant of non-vested shares of common stock	558,184	-	-	-	-	-
Cancellation of non-vested shares of common stock	(80,247)	-	-	-	-	-
Tax effect of stock based compensation activity	-	-	720	-	-	720
Stock-based compensation	-	-	13,223	-	-	13,223
Balance at December 31, 2008	38,021,961	$ 372	$ 364,594	$ 28,350	$ 18,312	$ 411,628
2009 Activity:						
Net income	-	-	-	12,131	-	12,131
Foreign currency translation	-	-	-	-	2,398	2,398
Unrealized loss on marketable securities	-	-	-	-	(438)	(438)
Minimum pension liability adjustment	-	-	-	-	(9)	(9)
Total comprehensive income						14,082
Write-off of cumulative translation adjustment (CTA) balances (See Note 2)	-	-	-	-	2,643	2,643
Issuances of common stock	64,446	-	680	-	-	680
Grant of non-vested shares of common stock	718,010	-	-	-	-	-
Cancellation of non-vested shares of common stock	(147,971)	-	-	-	-	-
Vesting of stock-settled phantom stock units and non-vested shares of common stock	12,436	2	(2)	-	-	-
Tax effect of stock based compensation activity	-	-	(1,892)	-	-	(1,892)
Stock-based compensation	-	-	13,267	-	-	13,267
Balance at December 31, 2009	38,668,882	$ 374	$ 376,647	$ 40,481	$ 22,906	$ 440,408

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Description of Business

Wright Medical Group, Inc., through Wright Medical Technology, Inc. and other operating subsidiaries (Wright), is a global orthopaedic medical device company specializing in the design, manufacture and marketing of devices and biologic products for extremity, hip and knee repair and reconstruction. We are a leading provider of surgical solutions for the foot and ankle market. Our products are sold primarily through a network of employee sales representatives and independent sales representatives in the United States (U.S.) and by a combination of employee sales representatives, independent sales representatives and stocking distributors outside the U.S. We promote our products in approximately 60 countries with principal markets in the U.S., Europe, Canada, Australia and Japan. We are headquartered in Arlington, Tennessee.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The accompanying consolidated financial statements include our accounts and those of our wholly owned domestic and international subsidiaries. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The most significant areas requiring the use of management estimates relate to revenue recognition, the determination of allowances for doubtful accounts and excess and obsolete inventories, the evaluation of goodwill and long-lived assets, product liability claims and other litigation, income taxes, stock-based compensation, purchase accounting for business combinations, and accounting for restructuring charges.

Cash and Cash Equivalents. Cash and cash equivalents include all cash balances and short-term investments with original maturities of three months or less.

Marketable Securities. Our 2007 investment in marketable securities represented debt securities, which were classified as trading securities in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Section 320, *Investments – Debt and Equity Securities* (FASB ASC 320). For the year ended December 31, 2007, we did not incur any realized or unrealized gains or losses related to these securities. During the first quarter of 2008, we liquidated all those investments into cash equivalents. During the remainder of 2008 and throughout 2009, we invested in treasury bills, government and agency bonds, and certificates of deposit with maturity dates of less than 12 months and certificates of deposit with maturity dates of six months or less. Our investments in these marketable securities are classified as available-for-sale securities in accordance with FASB ASC 320. These securities are carried at their fair value, and all unrealized gains and losses are recorded within other comprehensive income.

Inventories. Our inventories are valued at the lower of cost or market on a first-in, first-out (FIFO) basis. Inventory costs include material, labor costs and manufacturing overhead. We regularly review inventory quantities on hand for excess and obsolete inventory and, when circumstances indicate, we incur charges to write down inventories to their net realizable value. Our review of inventory for excess and obsolete quantities is based primarily on our estimated forecast of product demand and production requirements for the next twenty-four months. Charges incurred for excess and obsolete inventory included in "Cost of sales" were $12.5 million, $8.7 million, and $6.6 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Additionally, in 2007, we recorded charges of $2.1 million associated with the closure of our manufacturing facility in Toulon, France for inventory write-offs and manufacturing costs incurred during a period of abnormal production capacity, which were expensed as period costs in accordance with FASB ASC Section 330, *Inventory*.

Product Liability Claims and Other Litigation. We make provisions for claims specifically identified for which we believe the likelihood of an unfavorable outcome is probable and an estimate of the amount of loss has been developed. We have recorded at least the minimum estimated liability related to those claims where a range of loss has been established. Our accrual for product liability claims was $1.1 million and $310,000 at December 31, 2009 and 2008, respectively. We are also involved in legal proceedings involving contract, patent protection and other matters. (See Note 15).

Property, Plant and Equipment. Our property, plant and equipment is stated at cost. Depreciation, which includes amortization of assets under capital lease, is generally provided on a straight-line basis over the estimated useful lives generally based on the following categories:

Land improvements	15 to 25 years
Buildings	10 to 45 years
Machinery and equipment	3 to 12 years
Furniture, fixtures and office equipment	1 to 14 years
Surgical instruments	6 years

Expenditures for major renewals and betterments, including leasehold improvements, that extend the useful life of the assets are capitalized and depreciated over the remaining life of the asset or lease term, if shorter. Maintenance and repair costs are charged to expense as incurred. Upon sale or retirement, the asset cost and related accumulated depreciation are eliminated from the respective accounts and any resulting gain or loss is included in income.

Intangible Assets and Goodwill. Goodwill is recognized for the excess of the purchase price over the fair value of net assets of businesses acquired. Goodwill is required to be tested for impairment at least annually. Unless circumstances otherwise dictate, the annual impairment test is performed in the fourth quarter. Accordingly, during the fourth quarter of 2009, we evaluated goodwill for impairment and determined that the fair value of our reporting unit exceeded its carrying value, indicating that goodwill was not impaired. Based on our single business approach to decision-making, planning and resource allocation, management has determined that we have only one reporting unit for purposes of evaluating goodwill for impairment.

Our intangible assets with estimable useful lives are amortized on a straight line basis over their respective estimated useful lives to their estimated residual values, and are reviewed for impairment in accordance with FASB ASC Section 360, *Property, Plant and Equipment* (FASB ASC 360). The weighted average amortization periods for completed technology, distribution channels, trademarks, licenses, customer relationships and other are 9 years, 10 years, 7 years, 8 years, 11 years and 6 years, respectively. The weighted average amortization period of our intangible assets on a combined basis is 9 years. Additionally, we have one trademark intangible asset that has an indefinite life.

Valuation of Long-Lived Assets. Management periodically evaluates carrying values of long-lived assets, including property, plant and equipment and intangible assets, when events and circumstances indicate that these assets may have been impaired. We account for the impairment of long-lived assets in accordance with FASB ASC 360. Accordingly, we evaluate impairment of our property, plant and equipment based upon an analysis of estimated undiscounted future cash flows. If it is determined that a change is required in the useful life of an asset, future depreciation and amortization is adjusted accordingly. Alternatively, should we determine that an asset is impaired, an adjustment would be charged to income based on the asset's fair market value or discounted cash flows if the fair market value is not readily determinable, reducing income in that period.

Allowances for Doubtful Accounts. We experience credit losses on our accounts receivable and, accordingly, we must make estimates related to the ultimate collection of our accounts receivable. Specifically, management analyzes our accounts receivable, historical bad debt experience, customer concentrations, customer credit-worthiness and current economic trends when evaluating the adequacy of our allowance for doubtful accounts.

The majority of our accounts receivable are from hospitals, many of which are government funded. Accordingly, our collection history with this class of customer has been favorable. Historically, we have experienced minimal bad debts from our hospital customers and more significant bad debts from certain international stocking distributors, typically as a result of specific financial difficulty or geo-political factors. We write off accounts receivable when we determine that the accounts receivable are uncollectible, typically upon customer bankruptcy or the customer's non-response to continued collection efforts. Our allowance for doubtful accounts totaled $8.6 million and $4.0 million at December 31, 2009 and 2008, respectively, which includes a $5.6 million provision recorded in 2009 for potential losses related to the trade receivable balance of our stocking distributor in Turkey.

Concentration of Credit Risk. Financial instruments which potentially subject us to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for accounts receivable. As of December 31, 2009, one customer, our stocking distributor in Turkey, accounted for more than 10% of our accounts receivable balance. As of December 31, 2009 and 2008, the balance due from this customer was $10.7 million and $10.6 million, respectively. As of December 31, 2009, we have recorded a $5.6 million provision for potential losses related to the trade receivable balance of our stocking distributor in Turkey.

Concentrations of Supply of Raw Material. We rely on a limited number of suppliers for the components used in our products. Our reconstructive joint devices are produced from various surgical grades of titanium, cobalt chrome, stainless steel, various grades of high density polyethylenes, and ceramics. We rely on one source to supply us with a certain grade of cobalt chrome alloy and one supplier for the silicone elastomer used in some of our extremity products. We are aware of only two suppliers of silicone elastomer to the medical device industry for permanent implant usage. Additionally, we rely on one supplier of ceramics for use in our hip products. For certain biologic products, we depend on one supplier of demineralized bone matrix (DBM), cancellous bone matrix (CBM) and soft tissue graft for BIOTAPE® XM. We rely on one supplier for our GRAFTJACKET® family of soft tissue repair and graft containment products, and one supplier for our xenograph bone wedge product. We maintain adequate stock from these suppliers in order to meet market demand.

Income Taxes. Income taxes are accounted for pursuant to the provisions of FASB ASC Section 740, *Income Taxes* (FASB ASC 740). Our effective tax rate is based on income by tax jurisdiction, statutory rates and tax saving initiatives available to us in the various jurisdictions in which we operate. Significant judgment is required in determining our effective tax rate and evaluating our tax positions. This process includes assessing temporary differences resulting from differing recognition of items for income tax and financial accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The measurement of deferred tax assets is reduced by a valuation allowance if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

We provide for unrecognized tax benefits based upon our assessment of whether a tax position is "more-likely-than-not" to be sustained upon examination by the tax authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying tax position.

Other Taxes. Taxes assessed by a governmental authority that are imposed concurrent with our revenue transactions with customers are presented on a net basis in our consolidated statement of operations.

Revenue Recognition. Our revenues are primarily generated through two types of customers, hospitals and surgery centers, and stocking distributors, with the majority of our revenue derived from sales to hospitals. Our products are primarily sold through a network of employee sales representatives and independent sales representatives in the U.S. and by a combination of employee sales representatives, independent sales representatives, and stocking distributors outside the U.S. Revenues from sales to hospitals are recorded when the hospital takes title to the product, which is generally when the product is surgically implanted in a patient.

We record revenues from sales to our stocking distributors outside the U.S. at the time the product is shipped to the distributor. Stocking distributors, who sell the products to their customers, take title to the products and assume all risks of ownership. Our distributors are obligated to pay within specified terms regardless of when, if ever, they sell the products. In general, the distributors do not have any rights of return or exchange; however, in limited situations we have repurchase agreements with certain stocking distributors. Those certain agreements require us to repurchase a specified percentage of the inventory purchased by the distributor within a specified period of time prior to the expiration of the contract. During those specified periods, we defer the applicable percentage of the sales. Approximately $186,000 and $172,000 of deferred revenue related to these types of agreements was recorded at December 31, 2009 and 2008, respectively.

We must make estimates of potential future product returns related to current period product revenue. We develop these estimates by analyzing historical experience related to product returns. Judgment must be used and estimates made in connection with establishing the allowance for sales returns in any accounting period. An allowance for sales returns of $551,000 and $490,000 is included as a reduction of accounts receivable at December 31, 2009 and 2008, respectively.

Shipping and Handling Costs. We incur shipping and handling costs associated with the shipment of goods to customers, independent distributors and our subsidiaries. All shipping and handling amounts billed to customers are included in net sales. All shipping and handling costs associated with the shipment of goods to customers are included in cost of sales. All other shipping and handling costs are included in selling, general and administrative expenses.

Research and Development Costs. Research and development costs are charged to expense as incurred.

Foreign Currency Translation. The financial statements of our international subsidiaries whose functional currency is the local currency are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and the weighted average exchange rate for the applicable period for revenues, expenses, gains and losses. Translation adjustments are recorded as a separate component of comprehensive income in stockholders' equity. Gains and losses resulting from transactions denominated in a currency other than the local functional currency are included in "Other expense (income), net" in our consolidated statement of operations.

In accordance with FASB ASC Section 830, *Foreign Currency Matters*, we are required to recognize the cumulative translation adjustment (CTA) balance from stockholders' equity upon the complete or substantially complete liquidation of a foreign subsidiary. During 2009, we wrote-off approximately $2.6 million from the CTA balance for the substantially complete liquidation of two of our French subsidiaries and our subsidiary in Spain. This net cumulative foreign currency loss is included in "Other expense (income) net" in our consolidated statements of operations.

Pension Benefits. Our subsidiary in Japan provides benefits to employees under a plan that we account for as a defined benefit plan in accordance with FASB ASC Section 715, *Compensation – Retirement Benefits*. This plan is unfunded and determining the minimum pension liability requires the use of assumptions and estimates, including discount rates and mortality rates, and actuarial methods. Our minimum pension liability totaled $1.6 million and $1.4 million as of December 31, 2009 and 2008, respectively.

Comprehensive Income. Comprehensive income is defined as the change in equity during a period related to transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The difference between our net income and our comprehensive income is attributable to foreign currency translation, adjustments to our minimum pension liability, and unrealized gains and losses on our available-for-sale marketable securities.

Stock-Based Compensation. We account for stock-based compensation in accordance with FASB ASC Section 718, *Compensation – Stock Compensation* (FASB ASC 718). Under the fair value recognition provisions of FASB ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. The determination of the fair value of stock-based payment awards, such as options, on the date of grant using an option-pricing model is affected by our stock price, as well as assumptions regarding a number of complex and subjective variables, which include the expected life of the award, the expected stock price volatility over the expected life of the awards, expected dividend yield and risk-free interest rate.

We recorded $13.2 million, $13.5 million, and $16.5 million of stock-based compensation expense during the years ended December 31, 2009, 2008, and 2007, respectively. See Note 12 for further information regarding our stock-based compensation assumptions and expenses.

Fair Value of Financial Instruments. The carrying value of cash and cash equivalents, accounts receivable and accounts payable approximates the fair value of these financial instruments at December 31, 2009 and 2008 due to their short maturities or variable rates.

The fair value of our convertible senior notes was approximately $176 million and $155 million as of December 31, 2009 and 2008, respectively, based on a quoted price in an active market (Level 1).

Effective January 1, 2008, we adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements* (SFAS 157), for financial assets and liabilities measured at fair value on a recurring basis. SFAS 157 applies to all financial assets and liabilities that are being measured and reported on a fair value basis, and establishes a framework for measuring the fair value of assets and liabilities and expands disclosures about fair value measurements. The adoption of SFAS 157 had no impact to our consolidated financial statements. Effective July 1, 2009, this standard was incorporated into the FASB ASC Section 820, *Fair Value Measurements and Disclosures* (FASB ASC 820). FASB ASC 820 requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1: Financial instruments with unadjusted, quoted prices listed on active market exchanges.

Level 2: Financial instruments determined using prices for recently traded financial instruments with similar underlying terms as well as directly or indirectly observable inputs, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3: Financial instruments that are not actively traded on a market exchange. This category includes situations where there is little, if any, market activity for the financial instrument. The prices are determined using significant unobservable inputs or valuation techniques.

As of December 31, 2009, we have available-for-sale marketable securities totaling $86.8 million, consisting of investments in treasury bills, government and agency bonds and certificates of deposits, all of which are valued at fair value using a market approach. A total of $85.4 million of our available-for-sale marketable securities is valued based on quoted prices in active exchange markets (Level 1). The remaining $1.4 million is valued at fair value using other observable inputs (Level 2).

Derivative Instruments. We account for derivative instruments and hedging activities under FASB ASC Section 815, *Derivatives and Hedging* (FASB ASC 815). Accordingly, all of our derivative instruments are recorded in the accompanying consolidated balance sheets as either an asset or liability and measured at fair value. The changes in the derivative's fair value are recognized currently in earnings unless specific hedge accounting criteria are met.

We employ a derivative program using 30-day foreign currency forward contracts to mitigate the risk of currency fluctuations on our intercompany receivable and payable balances that are denominated in foreign currencies. These forward contracts are expected to offset the transactional gains and losses on the related intercompany balances. These forward contracts are not designated as hedging instruments under FASB ASC 815. Accordingly, the changes in the fair value and the settlement of the contracts are recognized in the period incurred in the accompanying consolidated statements of operations.

We recorded a net gain of $655,000 for the year ended December 31, 2009, and net losses of $1.5 million and $2.8 million for the years ended December 31, 2008 and 2007, respectively, on foreign currency contracts, which are included in "Other expense (income), net" in our consolidated statements of operations. These losses substantially offset translation gains recorded on our intercompany receivable and payable balances, also included in "Other expense (income), net." At December 31, 2009 and 2008, we had no foreign currency contracts outstanding.

Supplemental Cash Flow Information. Cash paid for interest and income taxes was as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Interest	$ 5,492	$ 5,963	$ 1,898
Income taxes	$ 10,419	$ 4,960	$ 10,408

During 2008, we sold certain assets of our Toulon, France facility. As part of that sale, the buyer assumed our capital lease obligations of approximately $700,000 for certain machinery and equipment located in that facility. We entered into insignificant amounts of capital leases during 2007, 2008 and 2009.

Subsequent Events. We adopted the provisions of SFAS No. 165, *Subsequent Events* (SFAS 165) during the three-month period ended June 30, 2009. Effective July 1, 2009, this standard was incorporated into the FASB ASC Section 855, *Subsequent Events* (FASB ASC 855). FASB ASC 855 establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. The adoption of these standards did not impact our financial position or results of operations. We evaluated all events or transactions that occurred after December 31, 2009 through February 22, 2010, the date we issued these financial statements.

3. Inventories

Inventories consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Raw materials	$ 8,606	$ 9,502
Work-in-process	23,766	34,811
Finished goods	131,163	131,746
	$ 163,535	$ 176,059

4. Property, Plant and Equipment

Property, plant and equipment consists of the following (in thousands):

	December 31, 2009	December 31, 2008
Land and land improvements	$ 4,229	$ 4,073
Buildings	26,489	22,709
Machinery and equipment	53,357	42,675
Furniture, fixtures and office equipment	36,346	31,620
Construction in progress	9,433	9,963
Surgical instruments	156,232	143,503
	286,086	254,543
Less: Accumulated depreciation	(146,378)	(120,892)
	$ 139,708	$ 133,651

The components of property, plant and equipment recorded under capital leases consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Buildings	$ 1,448	$ 1,448
Machinery and equipment	469	357
Furniture, fixtures and office equipment	466	13
	2,383	1,818
Less: Accumulated depreciation	(872)	(655)
	$ 1,511	$ 1,163

Depreciation expense approximated $32.7 million, $26.5 million, and $23.5 million for the years ended December 31, 2009, 2008, and 2007, respectively, and included amortization of assets under capital leases.

5. Goodwill and Intangibles

Changes in the carrying amount of goodwill occurring during the year ended December 31, 2009, are as follows (in thousands):

Goodwill at December 31, 2008	$ 49,682
Goodwill from contingent consideration associated with acquisitions prior to 2009	3,957
Foreign currency translation	221
Goodwill at December 31, 2009	$ 53,860

During 2009, we recognized contingent consideration of $2.1 million associated with our acquisition of Inbone Technologies, Inc., completed in 2008, $292,000 associated with the acquisition of the foot and ankle assets of A.M. Surgical, Inc., completed in 2008, $877,000 associated with the acquisition of certain assets of R&R Medical, Inc., completed in 2007, $117,000 associated with the acquisition of the subtalar implant assets of Koby Ventures Ltd., d/b/a Metasurg, completed in 2007, and $611,000 associated with the acquisition of assets of Creative Medical Designs and Rayhack LLC, completed in 2008.

During 2009, we made payments for contingent consideration totaling $6.8 million, of which $3.1 million was accrued as of December 31, 2008.

The components of our identifiable intangible assets are as follows (in thousands):

	December 31, 2009		December 31, 2008	
	Cost	Accumulated Amortization	Cost	Accumulated Amortization
Distribution channels	$ 22,207	$ 22,025	$ 21,625	$ 19,316
Completed technology	12,537	5,213	12,163	4,006
Licenses	7,245	3,777	6,301	3,504
Customer relationships	3,750	720	3,650	371
Trademarks	2,733	570	2,733	373
Other	2,620	1,060	3,360	1,172
	51,092	$ 33,365	49,832	$ 28,742
Less: Accumulated amortization	(33,365)		(28,742)	
Intangible assets, net	$ 17,727		$ 21,090	

Based on the intangible assets held at December 31, 2009, we expect to amortize approximately $2.5 million in 2010, $2.3 million in 2011, $2.2 million in 2012, $1.9 million in 2013, and $1.7 million in 2014.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,	
	2009	2008
Employee benefits	$ 11,327	$ 13,324
Royalties	5,900	6,336
Taxes other than income	5,084	6,154
Commissions	5,738	6,092
Professional and legal fees	5,124	7,155
Contingent consideration	1,912	3,065
Restructuring liability (see Note 14)	6,781	4,950
Other	12,777	12,171
	$ 54,643	$ 59,247

7. Long-Term Debt and Capital Lease Obligations

Long-term debt and capital lease obligations consist of the following (in thousands):

	December 31, 2009	December 31, 2008
Capital lease obligations	$ 662	$ 261
Convertible senior notes	200,000	200,000
	200,662	200,261
Less: current portion	(336)	(125)
	$ 200,326	$ 200,136

In November 2007, we issued $200 million of Convertible Senior Notes due 2014. The notes will mature on December 1, 2014. The notes pay interest semiannually at an annual rate of 2.625% and are convertible into shares of our common stock at an initial conversion rate of 30.6279 shares per $1,000 principal amount of the notes, which represents a conversion price of $32.65 per share. The holder of the notes may convert at any time on or prior to the close of business on the business day immediately preceding the maturity date of notes. Beginning on December 6, 2011, we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, if the closing price of our common stock has exceeded 140% of the conversion price for at least 20 days during any consecutive 30-day trading period. Additionally, if we experience a fundamental change event, as defined in the note agreement, the holders may require us to purchase for cash all or a portion of the notes, for 100% of the principal amount of the notes, plus accrued and unpaid interest. If upon a fundamental change event, a holder elects to convert its notes, we may, under certain circumstances, increase the conversion rate for the notes surrendered. The notes are unsecured obligations and are subordinated to all existing and future secured debt, our revolving credit facility, and all liabilities of our subsidiaries.

On December 31, 2009, our revolving credit facility had availability of $100 million, which can be increased by up to an additional $50 million at our request and subject to the agreement of the lenders. We currently have no borrowings outstanding under the credit facility. Borrowings under the credit facility will bear interest at the sum of an annual base rate plus an applicable annual rate that ranges from 0% to 1.75% depending on the type of loan and our consolidated leverage ratio, with a current annual base rate of 3.25%. The term of the credit facility extends through June 30, 2011.

As discussed in Note 4, we have acquired certain property and equipment pursuant to capital leases. At December 31, 2009, future minimum lease payments under capital lease obligations, together with the present value of the net minimum lease payments, are as follows (in thousands):

2010	$ 352
2011	277
2012	45
2013	20
2014	8
Total minimum payments	702
Less amount representing interest	(40)
Present value of minimum lease payments	662
Current portion	(336)
Long-term portion	$ 326

8. Other Long-Term Liabilities

Other long-term liabilities consist of the following (in thousands):

	December 31,	
	2009	2008
Unrecognized tax benefits (See Note 9)	$ 2,786	$ 1,814
Other	1,650	3,137
	$ 4,436	$ 4,951

9. Income Taxes

The components of our income before income taxes are as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Domestic	$ 9,062	$ 3,036	$ 10,981
Foreign	6,550	18,534	(8,650)
Income before income taxes	$ 15,612	$ 21,570	$ 2,331

The components of our provision for income taxes are as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Current provision (benefit):			
Domestic:			
Federal	$ 10,229	$ 3,192	$ 7,590
State	1,003	(720)	660
Foreign	1,453	(2,880)	1,397
Deferred (benefit) provision:			
Domestic:			
Federal	(8,203)	(2,812)	(4,333)
State	(1,162)	(105)	(329)
Foreign	161	21,698	(3,615)
Total provision for income taxes	$ 3,481	$ 18,373	$ 1,370

A reconciliation of the statutory U.S. federal income tax rate to our effective income tax rate is as follows:

	Year Ended December 31,		
	2009	2008	2007
Income tax provision at statutory rate	35.0 %	35.0 %	35.0 %
State income taxes	2.9	(4.4)	12.2
Stock-based compensation expense	6.0	6.6	132.9
Change in valuation allowance	(6.0)	59.1	(3.6)
Research and development credit	(4.2)	(8.5)	(51.2)
Foreign income tax rate differences	(9.8)	(5.6)	(70.0)
Non-taxable differences and other, net	(1.6)	3.0	3.5
Total	22.3 %	85.2 %	58.8 %

The significant components of our deferred income taxes as of December 31, 2009 and 2008 are as follows (in thousands):

	December 31,	
	2009	2008
Deferred tax assets:		
Net operating loss carryforwards	$ 20,623	$ 22,667
General business credit carryforward	1,581	1,854
Reserves and allowances	26,170	23,640
Stock-based compensation expense	8,097	7,464
Amortization	611	2,056
Other	15,411	13,699
Valuation allowance	(17,216)	(18,512)
Total deferred tax assets	55,277	52,868
Deferred tax liabilities:		
Depreciation	7,357	9,121
Intangible assets	3,186	4,237
Other	4,836	6,794
Total deferred tax liabilities	15,379	20,152
Net deferred tax assets	$ 39,898	$ 32,716

Outside basis differences that have not been tax-effected in accordance with FASB ASC 740, are primarily related to undistributed earnings of certain of our foreign subsidiaries. Deferred tax liabilities for U.S. federal income taxes are not provided on the undistributed earnings of our foreign subsidiaries that are considered permanently reinvested. The determination of the amount of unrecognized deferred tax liabilities is not practicable.

At December 31, 2009, we had net operating loss carryforwards for U.S. federal income tax purposes of approximately $10.7 million, which begin to expire in 2017. Additionally, we had general business credit carryforwards of approximately $1.6 million, which expire beginning in 2010 and extend through 2016. At December 31, 2009, we had foreign net operating loss carryforwards of approximately $51.1 million, of which approximately $3.7 million expires beginning in 2010 and extending through 2015.

Certain of our U.S. and foreign net operating losses and general business credit carryforwards are subject to various limitations. We maintain valuation allowances for those net operating losses and tax credit carryforwards that we do not expect to utilize due to these limitations and it is more likely than not that such tax benefits will not be realized. In 2008, we recognized a tax provision of $12.8 million to record a valuation allowance, primarily for deferred tax assets associated with net operating losses in France. During 2009, we reduced our valuation allowance as a result of a change in estimate regarding the jurisdiction where certain deductions would be recognized for tax purposes.

Effective January 1, 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with SFAS No. 109, *Accounting for Income Taxes*, by defining the criterion that an individual tax position must meet in order to be recognized in the financial statements. FIN 48 requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on the technical merits as of the reporting date. Effective July 1, 2009, this standard was incorporated into FASB ASC 740.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2009	$ 1,814
Additions for tax positions related to current year	640
Additions for tax positions of prior years	317
Reductions for tax positions of prior years	(27)
Settlements	-
Foreign currency translation	42
Balance at December 31, 2009	$ 2,786

As of December 31, 2009, our liability for unrecognized tax benefits totaled $2.8 million and is recorded in our consolidated balance sheet within "Other liabilities," all of which, if recognized, would affect our effective tax rate. Management does not believe that it is reasonably possible that our unrecognized tax benefits will significantly change within the next twelve months.

FASB ASC 740 further requires that interest required to be paid by the tax law on the underpayment of taxes should be accrued on the difference between the amount claimed or expected to be claimed on the tax return and the tax benefit recognized in the financial statements. Management has made the policy election to record this interest as interest expense. As of December 31, 2009, accrued interest related to our unrecognized tax benefits totaled approximately $76,000 which is recorded in our consolidated balance sheet within "Other liabilities."

We file numerous consolidated and separate company income tax returns in the U.S. and in many foreign jurisdictions, with the most significant foreign jurisdiction being France. We are no longer subject to foreign income tax examinations by tax authorities in significant jurisdictions for years before 2004. With few exceptions, we are subject to U.S. federal, state and local income tax examinations for years 2006 through 2008. However, tax authorities have the ability to review years prior to these to the extent that we utilize tax attributes carried forward from those prior years.

10. Earnings Per Share

FASB ASC Section 260, *Earnings Per Share*, requires the presentation of basic and diluted earnings per share. Basic earnings per share is calculated based on the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per share is calculated to include any dilutive effect of our common stock equivalents. Our common stock equivalents consist of stock options, non-vested shares of common stock, stock-settled phantom stock units, restricted stock units, and convertible debt. The dilutive effect of the stock options, non-vested shares of common stock, stock-settled phantom stock units, and restricted stock units is calculated using the treasury-stock method. The dilutive effect of convertible debt is calculated by applying the "if-converted" method. This assumes an add-back of interest, net of income taxes, to net income as if the securities were converted at the beginning of the period. We determined that for the years ended December 31, 2007, 2008, and 2009, the convertible debt had an anti-dilutive effect on earnings per share and we therefore excluded it from the dilutive shares calculation.

The weighted-average number of common shares outstanding for basic and diluted earnings per share purposes is as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Weighted-average number of common shares outstanding – basic	37,366	36,933	35,812
Common stock equivalents	77	468	671
Weighted-average number of common shares outstanding – diluted	37,443	37,401	36,483

The following potential common shares were excluded from the computation of diluted earnings per share as their effect would have been anti-dilutive (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Stock options	3,872	2,604	3,328
Non-vested shares, restricted stock units, and stock-settled phantom stock units	1,151	502	43
Convertible debt	6,126	6,126	6,126

11. Capital Stock

We are authorized to issue up to 100,000,000 shares of voting common stock. We have 61,331,118 shares of voting common stock available for future issuance at December 31, 2009.

12. Stock-Based Compensation Plans

We have three stock-based compensation plans which are described below. Amounts recognized in the consolidated financial statements with respect to these plans are as follows:

	Year Ended December 31,		
	2009	2008	2007
Total cost of share-based payment plans	$ 13,267	$ 13,223	$ 16,425
Amounts capitalized as inventory and intangible assets	(1,361)	(1,492)	(2,262)
Amortization of capitalized amounts	1,285	1,770	2,369
Charged against income before income taxes	13,191	13,501	16,532
Amount of related income tax benefit recognized in income	(3,901)	(3,674)	(3,665)
Impact to net income	$ 9,290	$ 9,827	$ 12,867
Impact to basic earnings per share	$ 0.25	$ 0. 27	$ 0.36
Impact to diluted earnings per share	$ 0.25	$ 0. 26	$ 0.35

As of December 31, 2009, we had $22.9 million of total unrecognized compensation cost related to unvested stock-based compensation arrangements granted to employees. That cost is expected to be recognized over a weighted-average period of 2.6 years.

Equity Incentive Plan. On December 7, 1999, we adopted the 1999 Equity Incentive Plan, which was subsequently amended and restated on July 6, 2001, May 13, 2003, May 13, 2004, May 12, 2005 and May 14, 2008 and amended on October 23, 2008. The 1999 Equity Incentive Plan expired December 7, 2009. The 2009 Equity Incentive Plan (the Plan), was adopted on May 13, 2009. The Plan authorizes us to grant stock options and other stock-based awards, such as non-vested shares of common stock, with respect to up to 11,217,051 shares of common stock, of which full value awards (such as non-vested shares) are limited to 2,029,555 shares. Pursuant to award agreements, under the Plan, a majority of options to purchase common stock, non-vested shares of common stock, restricted stock units, and stock settled phantom stock units under the 1999 Equity Incentive Plan generally are exercisable in increments of 25% annually on each of the first through fourth anniversaries of the date of grant. These awards are recognized on a straight-line basis over the requisite service period, which is generally four years. As of December 31, 2009, there were 1,024,485 shares available for future issuance under the Plan, of which full value awards are limited to 414,124 shares.

Stock options

We estimate the fair value of stock options using the Black-Scholes valuation model. The Black-Scholes option-pricing model requires the input of estimates, including the expected life of stock options, expected stock price volatility, the risk-free interest rate and the expected dividend yield. The expected life of options is estimated by calculating the average of the vesting term and the contractual term of the option, as allowed in SEC Staff Accounting Bulletin No. 107. The expected stock price volatility assumption was estimated based upon historical volatility of our common stock. The risk-free interest rate was determined using U.S. Treasury rates where the term is consistent with the expected life of the stock options. Expected dividend yield is not considered as we have never paid dividends and have no plans of doing so in the future. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest. The fair value of stock options is amortized on a straight-line basis over the respective requisite service period, which is generally the vesting period.

The weighted-average grant date fair value of stock options granted to employees in 2009, 2008, and 2007 was $6.23 per share, $11.17 per share, and $11.30 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option valuation model using the following assumptions:

	Year Ended December 31,		
	2009	2008	2007
Risk-free interest rate	2.1% - 2.6%	2.0% - 3.4%	3.9% - 4.8%
Expected option life	6 years	6 years	6 years
Expected price volatility	39%	36%	39%

A summary of our stock option activity during 2009 is as follows:

	Shares (000's)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value* ($000's)
Outstanding at December 31, 2008	4,046	$ 24.32		
Granted	295	15.72		
Exercised	(38)	8.14		
Forfeited or expired	(338)	24.77		
Outstanding at December 31, 2009	3,965	$ 23.79	5.9 years	$ 2,228
Exercisable at December 31, 2009	2,934	$ 24.32	5.1 years	$ 1,233

* The aggregate intrinsic value is calculated as the difference between the market value of our common stock as of December 31, 2009, and the exercise price of the shares. The market value as of December 31, 2009 is $18.94 per share, which is the closing sale price of our common stock reported for transactions effected on the Nasdaq Global Select Market on December 31, 2009.

The total intrinsic value of options exercised during 2009, 2008, and 2007 was $371,000, $5.9 million, and $17.3 million, respectively.

A summary of our stock options outstanding and exercisable at December 31, 2009, is as follows (shares in thousands):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ 0.00 – $8.50	63	0.5 years	$ 5.28	63	$ 5.28
$ 8.51 – $16.00	275	8.7 years	15.43	27	15.01
$ 16.01 – $24.00	1,547	6.0 years	20.80	1,183	20.89
$ 24.01 – $35.87	2,080	5.6 years	27.69	1,661	27.64
	3,965	5.9 years	$ 23.79	2,934	$ 24.32

Non-vested shares

We calculate the grant date fair value of non-vested shares of common stock using the closing sale prices on the trading day immediately prior to the grant date. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

We granted 700,000, 526,000, and 409,000 non-vested shares of common stock to employees with weighted-average grant-date fair values of $15.56 per share, $28.15 per share, and $24.32 per share during 2009, 2008, and 2007, respectively. The fair value of these shares will be recognized on a straight-line basis over the respective requisite service period, which is generally the vesting period.

During both 2009 and 2008, we granted certain independent distributors and other non-employees non-vested shares of common stock of 18,000 and 27,000 shares at a weighted-average grant date fair values of $16.76 per share and $26.49 per share, respectively. A summary of our non-vested shares of common stock activity during 2009 is as follows:

	Shares (000's)	Weighted-Average Grant-Date Fair Value	Aggregate Intrinsic Value* ($000's)
Non-vested at December 31, 2008	796	$ 26.75	
Granted	718	15.59	
Vested	(216)	26.54	
Forfeited	(137)	25.42	
Non-vested at December 31, 2009	1,161	$ 20.07	$21,983

* The aggregate intrinsic value is calculated as the market value of our common stock as of December 31, 2009. The market value as of December 31, 2009 is $18.94 per share, which is the closing sale price of our common stock reported for transactions effected on the Nasdaq Global Select Market on December 31, 2009.

The total fair value of shares vested during 2009 and 2008 was $4.1 million and $2.6 million, respectively.

Stock settled phantom stock units and restricted stock units

We calculate the grant date fair value of stock settled phantom stock units and restricted stock units using the closing sale prices on the trading day immediately prior to the grant date. We are required to estimate forfeitures at the time of the grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use historical data to estimate pre-vesting forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

During 2009, we granted 86,000 stock settled phantom stock units and restricted stock units to employees with weighted-average fair value of $15.44 per share. The fair value of these shares will be recognized on a straight-line basis over the respective requisite service period, which is generally the vesting period.

A summary of our non-vested shares of common stock activity during 2009 is as follows:

	Shares (000's)	Weighted-Average Grant-Date Fair Value	Aggregate Intrinsic Value* ($000's)
Stock settled phantom stock and restricted stock units at December 31, 2008	-	$ -	
Granted	135	20.21	
Vested	(12)	28.34	
Forfeited	(13)	16.65	
Stock settled phantom stock and restricted stock units at December 31, 2009	110	$ 19.75	$2,078

* The aggregate intrinsic value is calculated as the market value of our common stock as of December 31, 2009. The market value as of December 31, 2009 is $18.94 per share, which is the closing sale price of our common stock reported for transactions effected on the Nasdaq Global Select Market on December 31, 2009.

The total fair value of shares vested during 2009 was $236,000.

Employee Stock Purchase Plan. On May 30, 2002, our shareholders approved and adopted the 2002 Employee Stock Purchase Plan (the ESPP). The ESPP authorizes us to issue up to 200,000 shares of common stock to our employees who work at least 20 hours per week. Under the ESPP, there are two six-month plan periods during each calendar year, one beginning January 1 and ending on June 30, and the other beginning July 1 and ending on December 31. Under the terms of the ESPP, employees can choose each plan period to have up to 5% of their annual base earnings, limited to $5,000, withheld to purchase our common stock. The purchase price of the stock is 85 percent of the lower of its beginning-of-period or end-of-period market price. Under the ESPP, we sold to employees approximately 27,000, 15,000, and 11,000 shares in 2009, 2008, and 2007, respectively, with weighted-average fair values of $5.76, $9.09, and $7.73 per share, respectively. As of December 31, 2009, there were 97,356 shares available for future issuance under the ESPP. During 2009, 2008, and 2007, we recorded nominal amounts of non-cash, stock-based compensation expense related to the ESPP.

In applying the Black-Scholes methodology to the purchase rights granted under the ESPP, we used the following assumptions:

	Year Ended December 31,		
	2009	2008	2007
Risk-free interest rate	0.9% - 1.1 %	2.9% - 3.3%	4.6% - 4.8%
Expected option life	6 months	6 months	6 months
Expected price volatility	39%	36%	39%

13. Employee Benefit Plans

We sponsor a defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers U.S. employees who are 21 years of age and over. Under this plan, we match voluntary employee contributions at a rate of 100% for the first 2% of an employee's annual compensation and at a rate of 50% for the next 2% of an employee's annual compensation. Employees vest in our contributions after three years of service. Our expense related to the plan was $1.6 million, $1.4 million, and $1.2 million in 2009, 2008, and 2007, respectively.

14. Restructuring

Toulon, France

In June 2007, we announced plans to close our manufacturing, distribution and administrative facility located in Toulon, France. The facility's closure affected approximately 130 Toulon-based employees. The majority of our restructuring activities were complete by the end of 2007, with production now conducted solely in our existing manufacturing facility in Arlington, Tennessee and the distribution activities being carried out from our European headquarters in Amsterdam, the Netherlands.

Management estimates that the pre-tax restructuring charges will total approximately $28 million to $30 million. These charges consist of the following estimates:

- $14 million for severance and other termination benefits;
- $3 million of non-cash asset impairments of property, plant and equipment;
- $2 million of inventory write-offs and manufacturing period costs;
- $3 million to $4 million of external legal and professional fees; and
- $6 million to $7 million of other cash and non-cash charges (including employee litigation).

Charges associated with the restructuring are presented in the following table. All of the following amounts were recognized within "Restructuring charges" in our consolidated statement of operations, with the exception of the inventory write-offs and manufacturing period costs, which were recognized within "Cost of sales – restructuring."

(in thousands)	Year Ended December 31, 2009	Cumulative Charges as of December 31, 2009
Severance and other termination benefits	$ (43)	$ 13,550
Employee litigation accrual	887	5,048
Asset impairment charges	-	3,093
Inventory write-offs and manufacturing period costs	-	2,139
Legal/professional fees	648	3,017
Other	(29)	194
Total restructuring charges	$ 1,463	$ 27,041

As a result of the plans to close the facilities in 2007, we performed an evaluation of the undiscounted future cash flows of the related asset group and recorded an impairment charge in 2007 for the difference between the net book value of the assets and their estimated fair values for those assets we intended to sell. In April 2008, these assets were sold. We also recorded an impairment charge in 2007 for assets to be abandoned.

Activity in the restructuring liability for the year ended December 31, 2009 is presented in the following table (in thousands):

Beginning balance as of December 31, 2008	$	4,950
Charges:		
Severance and other termination benefits		(43)
Litigation accrual		887
Legal/professional fees		648
Other		(29)
Total accruals	$	1,463
Payments:		
Severance and other termination benefits		(738)
Litigation		(181)
Legal/professional fees		(604)
Other		(44)
Total payments	$	(1,567)
Changes in foreign currency translation		118
Restructuring liability at December 31, 2009	$	4,964

In connection with the closure of our Toulon, France facility, 103 of our former employees have filed claims to challenge the economic justification for their dismissal. To date, we have received judgments for 86 of those claims, the substantial majority of which were unfavorable to us. All of these judgments have been appealed, or are expected to be appealed, by both parties. Management has estimated the probable liability upon the ultimate resolution of these 103 claims to be $4.6 million, and has therefore recorded this amount as a liability within "Accrued expenses and other current liabilities" in our consolidated balance sheet as of December 31, 2009.

Creteil, France

In October 2009, we announced plans to close our distribution and finance support office in Creteil, France, in order to migrate all relevant French distribution and support functions into our European organization based out of our European headquarters in Amsterdam, the Netherlands.

Management estimates that the pre-tax restructuring charges will total approximately $3 million to $4 million. These charges consist of the following estimates:

- $1.0 million to $1.5 million for severance and other termination benefits;
- $1.0 million to $1.5 million for contract termination charges;
- $0.5 million of external legal and professional fees; and
- $0.5 million of other restructuring related costs.

Charges associated with the restructuring are presented in the following table. All of the following amounts were recognized within "Restructuring charges" in our consolidated statement of operations.

(in thousands)		**Year Ended December 31, 2009**
Severance and other termination benefits	$	824
Contract termination costs		995
Legal/professional fees		262
Total restructuring charges	$	2,081

Activity in the restructuring liability for the year ended December 31, 2009 is presented in the following table (in thousands):

Beginning balance as of December 31, 2008	$	-
Charges:		
Severance and other termination benefits		824
Contract termination costs		995
Legal/professional fees		262
Total accruals	$	2,081
Payments:		
Severance and other termination benefits		(137)
Contract termination costs		(9)
Legal/professional fees		(118)
Total payments	$	(264)
Restructuring liability at December 31, 2009	$	1,817

15. Commitments and Contingencies

Operating Leases. We lease certain equipment and office space under non-cancelable operating leases. Rental expense under operating leases approximated $11.0 million, $10.1 million, and $9.7 million for the years ended December 31, 2009, 2008, and 2007, respectively. Future minimum payments, by year and in the aggregate, under non-cancelable operating leases with initial or remaining lease terms of one year or more, are as follows at December 31, 2009 (in thousands):

2010	$	9,286
2011		5,325
2012		2,562
2013		372
2014		136
Thereafter		111
	$	17,792

Royalty and Consulting Agreements. We have entered into various royalty and other consulting agreements with third party consultants. We incurred royalty and consulting expenses of $238,000, $475,000, and $455,000 during the years ended December 31, 2009, 2008, and 2007, respectively, under non-cancelable contracts with minimum obligations that were contingent upon services. The amounts in the table below represent minimum payments to consultants that are contingent upon future services. These fees are accrued when it is deemed probable that the performance thresholds are met. Future minimum payments under these agreements for which we have not recorded a liability are as follows at December 31, 2009 (in thousands):

2010	$	242
2011		242
2012		242
2013		187
2014		187
Thereafter		270
	$	1,370

Purchase Obligations. We have entered into certain supply agreements for our products, which include minimum purchase obligations. During the years ended December 31, 2009, 2008, and 2007, we paid approximately $3.1 million, $4.5 million, and $2.3 million, respectively, under those supply agreements. Our remaining purchase obligations under those supply agreements are as follows at December 31, 2009 (in thousands):

2010	$	2,543
2011		2,543
	$	5,086

Portions of our payments for operating leases, royalty and consulting agreements are denominated in foreign currencies and were translated in the tables above based on their respective U.S. dollar exchange rates at December 31, 2009. These future payments are subject to foreign currency exchange rate risk.

Legal Proceedings. In 2000, Howmedica Osteonics Corp. (Howmedica), a subsidiary of Stryker Corporation, filed a lawsuit against us in the United States District Court for the District of New Jersey (District Court) alleging that we infringed Howmedica's U.S. Patent No. 5,824,100 related to our ADVANCE® knee product line. The lawsuit seeks an order of infringement, injunctive relief, unspecified damages, and various other costs and relief and could impact a substantial portion of our knee product line. We believe, however, that we have strong defenses against Howmedica's claims and are vigorously defending this lawsuit. In November 2005, the District Court issued a Markman ruling on claim construction. Howmedica conceded to the District Court that, if the claim construction as issued was applied to our knee product line, our products do not infringe their patent. Howmedica appealed the Markman ruling. In September 2008, the U.S. Court of Appeals for the Federal Circuit (Federal Circuit) overturned the District Court's Markman ruling on claim construction. The case was remanded to the District Court for further proceedings on alleged infringement and on our affirmative defenses, which include patent invalidity and unenforceability. In 2009, we received a favorable ruling from the District Court ruling that Howmedica's asserted patent is invalid. However, Howmedica has the right to appeal the decision to the Federal Circuit. The judge has determined to also rule on our defense regarding patent unenforceability before Howmedica will be allowed to appeal. No provision has been made for this contingency as of December 31, 2009. These claims are covered in part by our patent infringement insurance. Management does not believe that the outcome of this lawsuit will have a material adverse effect on our consolidated financial position or results of operations.

We are involved in separate disputes in Italy with a former agent and two former employees. Management believes that we have meritorious defenses to the claims related to these disputes. The payment of any amount related to these disputes is not probable and cannot be estimated at this time. Accordingly, no provisions have been made for these matters as of December 31, 2009.

In December 2007, we received a subpoena from the U.S. Department of Justice (DOJ) through the U.S. Attorney for the District of New Jersey requesting documents for the period January 1998 through the present related to any consulting and professional service agreements with orthopaedic surgeons in connection with U.S. hip or knee joint replacement procedures or products. This subpoena was served shortly after several of our knee and hip competitors agreed to resolutions with the DOJ after being subjects of investigation involving the same subject matter. We are cooperating fully with the DOJ's investigation, and we anticipate that we will continue to incur significant expenses related to this investigation. The conclusion of the investigation could result in sanctions requiring the payment of criminal fines, civil fines, and/or settlement amounts. We cannot estimate what, if any, impact any results from this investigation could have on our consolidated results of operations or financial position.

In June 2008, we received a letter from the Securities and Exchange Commission (SEC) informing us that it is conducting an informal investigation regarding potential violations of the Foreign Corrupt Practices Act in the sale of medical devices in a number of foreign countries by companies in the medical device industry. We understand that several other medical device companies have received similar letters. We are cooperating fully with the SEC's request. We cannot estimate what, if any, impact any results from this inquiry could have on our consolidated results of operations or financial position.

One of our insurers has reserved the right to recover from us up to approximately $10.5 million paid by the insurer for the settlements of 33 product liability lawsuits in West Virginia during 2009. We believe that an ultimate unfavorable resolution of this matter is not probable; therefore, no provision has been made for any claim by our insurer as of the date of this report.

We have a dispute with a former distributor in Belgium claiming damages of approximately $12.6 million. The case was pleaded during the first quarter of 2010. In January 2010, the former distributor was awarded approximately $80,000, for which have included a provision in our consolidated balance sheet as of December 31, 2009. The former distributor does have the right to appeal this decision. Management believes we have strong defenses against these claims and is vigorously contesting the allegations; thus, we do not believe the results of this decision will have a material impact on the Company's consolidated financial position or results of operations.

Other. As of December 31, 2009, the trade receivable balance due from our stocking distributor in Turkey was $10.7 million, of which a significant portion is past due. We have recorded a reserve of $5.6 million against this balance as of December 31, 2009. It is possible that the future realization of this accounts receivable balance could be less than the remaining unreserved balance of $5.1 million.

In addition to those noted above, we are subject to various other legal proceedings, product liability claims and other matters which arise in the ordinary course of business. In the opinion of management, the amount of liability, if any, with respect to these matters, will not materially affect our consolidated results of operations or financial position.

16. Segment Data

We have one reportable segment, orthopaedic products, which includes the design, manufacture and marketing of devices and biologic products for extremity, hip, and knee repair and reconstruction. Our geographic regions consist of the United States, Europe (which includes the Middle East and Africa) and Other (which principally represents Latin America, Asia and Canada). Long-lived assets are those assets located in each region. Revenues attributed to each region are based on the location in which the products were sold

Net sales of orthopaedic products by product line and information by geographic region are as follows (in thousands):

	Year Ended December 31,		
	2009	2008	2007
Net sales by product line:			
Hip products	$ 167,869	$ 160,788	$ 134,251
Knee products	122,178	119,895	102,334
Extremity products	107,375	88,890	62,302
Biologics products	79,120	82,399	76,029
Other	10,966	13,575	11,934
Total net sales	$ 487,508	$ 465,547	$ 386,850
Net sales by geographic region:			
United States	$ 299,587	$ 282,081	$ 235,748
Europe	102,379	112,771	96,336
Other	85,542	70,695	54,766
Total	$ 487,508	$ 465,547	$ 386,850
Operating income (loss) by geographic region:			
United States	$ 16,268	$ 21,546	$ 13,911
Europe	(11,683)	(14,909)	(22,835)
Other	19,366	15,776	10,378
Total	$ 23,951	$ 22,413	$ 1,454

	December 31,			
	2009		2008	
Long-lived assets:				
United States	$	108,389	$	104,058
Europe		17,510		18,192
Other		13,809		11,401
Total	$	139,708	$	133,651

No single foreign country accounted for more than 10% of our total net sales during 2009, 2008, or 2007; however, our subsidiary in Japan represented approximately 10%, 8%, and 7% of our total net sales in 2009, 2008, and 2007, respectively.

During 2009, 2008 and 2007, our operating income included restructuring charges associated with the closure of our facility in Toulon, France. During 2009 our operating income also included restructuring charges associated with the closure of our facility in Creteil, France. Our U.S. region recognized $3.3 million, $1.6 million and $2.5 million of restructuring charges in 2009, 2008 and 2007, respectively, and our European region recognized $279,000, $5.1 million and $16.4 million of restructuring charges in 2009, 2008 and 2007, respectively. Additionally, in 2009 and 2008, our U.S. region recognized $7.8 million and $7.6 million of charges related to the ongoing U.S. government inquiries. In 2009, our European region recognized a provision of $5.6 million related to the trade receivable balance of our stocking distributor in Turkey. In 2008, our U.S. region recognized $2.5 million of acquired in-process research and development costs related to our Inbone acquisition and $2.6 million related to an unfavorable appellate court decision. In 2007, our U.S. region recognized a $3.3 million charge as a result of an unfavorable ruling under binding arbitration.

17. Quarterly Results of Operations (unaudited):

The following table presents a summary of our unaudited quarterly operating results for each of the four quarters in 2009 and 2008, respectively (in thousands). This information was derived from unaudited interim financial statements that, in the opinion of management, have been prepared on a basis consistent with the financial statements contained elsewhere in this filing and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of such information when read in conjunction with our audited financial statements and related notes. The operating results for any quarter are not necessarily indicative of results for any future period.

	2009			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 120,912	$ 118,926	$ 117,742	$ 129,928
Cost of sales	38,021	36,745	35,880	38,069
Gross profit	82,891	82,181	81,862	91,859
Operating expenses:				
Selling, general and administrative	66,609	65,821	63,703	74,323
Research and development	8,906	9,017	8,537	9,231
Amortization of intangible assets	1,317	1,308	1,274	1,252
Restructuring charges	66	794	131	2,553
Total operating expenses	76,898	76,940	73,645	87,359
Operating income	$ 5,993	$ 5,241	$ 8,217	$ 4,500
Net income	$ 3,317	$ 2,427	$ 4,152	$ 2,235
Net income per share, basic	$ 0.09	$ 0.07	$ 0.11	$ 0.06
Net income per share, diluted	$ 0.09	$ 0.06	$ 0.11	$ 0.06

	2008			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 115,865	$ 118,477	$ 111,096	$ 120,109
Cost of sales	32,438	34,811	32,038	35,090
Gross profit	83,427	83,666	79,058	85,019
Operating expenses:				
Selling, general and administrative	66,589	68,875	61,897	64,035
Research and development	7,999	8,378	8,338	8,577
Amortization of intangible assets	1,041	1,276	1,287	1,270
Restructuring charges	1,815	3,095	685	1,110
Acquired in-process research and development	-	2,490	-	-
Total operating expenses	77,444	84,114	72,207	74,992
Operating income	$ 5,983	$ (448)	$ 6,851	$ 10,027
Net income	$ 4,058	$ (2,357)	$ 4,187	$ (2,691)
Net income per share, basic	$ 0.11	$ (0.06)	$ 0.11	$ (0.07)
Net income per share, diluted	$ 0.11	$ (0.06)	$ 0.11	$ (0.07)

Our operating income included charges related to the ongoing U.S. government inquiries, for which we recognized $4.1 million, $2.0 million, and $1.6 million during the first, second, and third quarters of 2009, respectively. A minimal amount was recognized in the fourth quarter of 2009. In addition, our operating income during the fourth quarter of 2009 included $2.1 million of restructuring charges related to the closure of our office in Creteil, France, $2.6 million of charges related to the write-off of CTA balances from three foreign subsidiaries following their substantially complete liquidation (see Note 2), and a $5.6 million provision for the trade receivable balance from our stocking distributor in Turkey. Net income in 2009 included the after-tax effect of these amounts.

Our operating income in 2008 included charges related to the ongoing U.S. government inquiries, for which we recognized $1.7 million, $1.5 million, $1.5 million and $2.9 million during the first, second, third and fourth quarters of 2008, respectively. In addition, our operating income during the second quarter of 2008 included charges of $2.6 million related to an unfavorable appellate court decision and $2.5 million of acquired in-process research and development costs related to our Inbone acquisition. Net income in 2008 included the after-tax effect of these amounts. Additionally, our fourth quarter 2008 net income included a $12.8 million charge for our valuation allowance, primarily for deferred tax assets associated with French net operating losses.

Management's Annual Report on Internal Control Over Financial Reporting

Evaluation of Disclosure Controls and Procedures

We have established disclosure controls and procedures, as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to ensure that material information relating to us, including our consolidated subsidiaries, is made known to our principal executive officer and principal financial officer by others within our organization. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures as of December 31, 2009 to ensure that the information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive officer and principal financial officer as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2009.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2009. Our internal control over financial reporting as of December 31, 2009, has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

During the twelve months ended December 31, 2009, we implemented a new sales and inventory system within our Japanese operations. This event represented a change that has materially affected our internal control over financial reporting. Accordingly, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of this change in internal control over financial reporting. Based on this evaluation, our management concluded that this change did not diminish the design of our internal control over financial reporting.

corporate information

Transfer Agent and Registrar

American Stock Transfer & Trust Company, Inc. acts as transfer agent and registrar for us and maintains all stockholder records. Communications concerning stock holdings, lost certificates, transfer of shares, duplicate mailings or changes of address should be directed to:

Wright Medical Group, Inc.
c/o American Stock Transfer & Trust Company
6201 15th Avenue, Brooklyn, NY 11219
800.937.5449 info@amstock.com

Cash Dividend Policy

We have never declared or paid cash dividends on common stock and do not anticipate a change in this policy in the foreseeable future. We currently intend to retain any future earnings for the operation and expansion of our business.

Stock Prices and Trading Data

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WMGI." Stock price quotations are available in the investor relations section of our website at www.wmt.com and are printed daily in major newspapers, including The Wall Street Journal.

The ranges of high and low sale prices per share for our common stock for 2009 and 2008 are set forth below. Price data reflect actual transactions. In all cases, the prices shown are inter-dealer prices and do not reflect markups, markdowns, or commissions.

Stockholders

As of February 2, 2010, there were 689 stockholders of record and an estimated 11,404 beneficial owners of our common stock.

Independent Auditors

KPMG LLP
Memphis, Tennessee

Comparison of Total Stockholder Returns

The graph below compares the cumulative total stockholder returns for the period from December 31, 2004 to December 31, 2009, for our common stock, an index composed of U.S. companies whose stock is listed on the Nasdaq Global Select Market (the Nasdaq U.S. Companies Index), and an index consisting of Nasdaq-listed companies in the surgical, medical, and dental instruments and supplies industry (the Nasdaq Medical Equipment Companies Index). The graph assumes that $100.00 was invested on December 31, 2004, in our common stock, the Nasdaq U.S. Companies Index, and the Nasdaq Medical Equipment Companies Index, and that all dividends were reinvested. Total returns for the two Nasdaq indices are weighted based on the market capitalization of the companies included therein. Historic stock price performance is not indicative of future stock price performance. We do not make or endorse any prediction as to future stock price performance.

Cumulative Total Stockholder Returns

Based on Reinvestment of $100.00 Beginning on December 31, 2004



Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
December 2009
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
2004
2005
2006
2007
2008
2009
Wright Medical Group Inc.
NASDAQ Stock Market (US Companies)
NASDAQ Medical Equipment Index

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
Wright Medical Group, Inc.	$100.00	$71.58	$81.67	$102.33	$71.68	$66.46
Nasdaq U.S. Companies Index	100.00	102.13	112.18	121.67	58.64	79.70
Nasdaq Medical Equipment Companies Index	100.00	109.81	115.73	147.16	79.25	108.49

2009	High*	Low*	2008	High*	Low*
First Quarter	$22.35	$11.17		$29.98	$21.06
Second Quarter	$16.97	$12.03		$31.49	$23.53
Third Quarter	$18.38	$13.37		$33.26	$28.00
Fourth Quarter	$19.40	$15.32		$30.71	$15.18

*denotes high & low sale prices

Non-GAAP Financial Measures

We use non-GAAP financial measures, such as gross profit, as adjusted, operating income, as adjusted, net income, as adjusted, and net income, as adjusted, per diluted share. Our management believes that the presentation of these measures provides useful information to investors. These measures may assist investors in evaluating our operations, period over period. The measures exclude such items as business development activities, including purchased in-process research and development, the financial impact of significant litigation, costs related to the on-going U.S. governmental inquiries, restructuring charges and non-cash, stock-based expense, all of which may be highly variable, difficult to predict and of a size that could have substantial impact on our reported results of operations for a period.

Management uses these measures internally for evaluation of the performance of the business, including the allocation of resources and the evaluation of results relative to employee performance compensation targets. Investors should consider these non-GAAP measures only as a supplement to, not as a substitute for or as superior to, measures of financial performance prepared in accordance with GAAP. This annual report includes discussion of non-GAAP financial measures. Reference is made to the most directly comparable GAAP financial measures and the reconciliation of the differences between the two financial measures, which is found on page 1 of this annual report and is otherwise available in the "Corporate - Investor Information - Supplemental Financial Information" section of our website located at www.wmt.com.

Corporate Information

Wright Medical Group, Inc. is a global orthopaedic medical device company specializing in the design, manufacture and marketing of devices and biologic products for extremity, hip and knee repair and reconstruction. We are a leading provider of surgical solutions for the foot and ankle market.

Our product offerings include hardware for the foot, ankle, hand, wrist, elbow and shoulder; biologic products using both biological tissue-based and synthetic materials; and large joint implants for the hip and knee.

We participate in the worldwide orthopaedic market and distribute our products through a combination of direct sales personnel and a network of independent distributors and sales personnel.

Headquartered in Arlington, Tennessee, we have been in business for 60 years and retain approximately 1,300 employees who provide outstanding service and innovative products throughout the world.

Our common stock is traded on the Nasdaq Global Select Market under the symbol "WMGI".

Investor Relations Information

Stockholders, securities analysts, and investors seeking more information can access the following information via the internet at www.wmt.com:

- News releases describing our significant events and sales and earnings results for each quarter and the fiscal year.
- Annual, Quarterly, and Current Reports filed with the Securities and Exchange Commission describing our business and financial condition.
- Corporate governance information such as committee charters, code of business conduct, etc.

In addition, investors are welcome to call, write, or fax us to request the information above – including a copy of our Annual Report or Form 10-K, free of charge. Inquires should be directed to:

Wright Medical Group, Inc.
Attn: Investor Relations
5677 Airline Road, Arlington, TN 38002
901.867.4113
901.867.4390 Fax

Annual Meeting

The annual meeting of our stockholders will be held on May 13, 2010 beginning at 8:00 am (Central Time) at the:

River Inn of Harbor Town
River Hall
50 Harbor Town Square
Memphis, TN 38103
901.260.3333

The Notice of Annual Meeting and Proxy Statement are being mailed to stockholders with this annual report.


WRIGHT.

Wright Medical Group, Inc.
5677 Airline Road
Arlington, TN 38002
901.867.9971 phone
800.238.7188 toll-free
www.wmt.com

Wright Medical EMEA
Krijgsman 11
1186 DM Amstelveen
The Netherlands
011.31.20.545.0100 phone
www.wmt-emea.com